Exhibit 2.2

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of November 20, 2016,

among

HEADWATERS INCORPORATED

BORAL LIMITED

and

ENTERPRISE MERGER SUB, INC.

i

INDEX OF DEFINED TERMS

Additional Consideration	Section 9.05
Adverse Recommendation Change	Section 6.02(d)
Affiliate	Section 9.05
Agreement	Preamble
Alternate Financing	Section 7.07(a)
Alternative Proposal	Section 6.02(g)(i)
Antitrust Division	Section 7.03(b)
Antitrust Law	Section 9.05
ASX	Section 5.03(b)
Authorizations	Section 7.03(b)
Business Day	Section 9.05
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
CFIUS	Section 9.05
CFIUS Clearance	Section 9.05
CFIUS Notice	Section 9.05
Closing	Section 1.02
Closing Date	Section 1.02
Coal Combustion Residuals	Section 4.14(g)(i)
Code	Section 9.05
Collective Bargaining Agreement	Section 4.18(a)
Commitment Documents	Section 5.07(b)
Commitment Reduction Event	Section 7.07(a)
Company	Preamble
Company Affiliate Transaction	Section 4.22
Company Benefit Plans	Section 4.12(a)
Company Board	Section 2.04(e)
Company By-laws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Common Stock	Section 2.01
Company Disclosure Letter	Article IV
Company ESPP	Section 9.05
Company Financial Advisor	Section 4.24
Company Indemnified Parties	Section 7.05(a)
Company Intellectual Property	Section 9.05
Company Leases	Section 4.15(b)
Company Material Adverse Effect	Section 9.05
Company Pension Plan	Section 4.12(c)
Company Permits	Section 4.01
Company Preferred Stock	Section 4.03(a)
Company Product	Section 4.23(b)
Company Properties	Section 4.15(a)
Company Recommendation	Section 7.01(d)

Company Regulatory Agreement	Section 4.17
Company Restricted Shares	Section 9.05
Company RSU	Section 9.05
Company SAR	Section 9.05
Company SEC Documents	Section 4.10(a)
Company Stock Option	Section 9.05
Company Stock Plans	Section 9.05
Company Stockholder Approval	Section 4.04(a)
Company Stockholders Meeting	Section 4.04(a)
Company Subsidiaries	Section 4.01
Company Voting Debt	Section 4.03(b)
Compliant	Section 9.05
Confidentiality Agreement	Section 7.02
Consent	Section 4.05(b)
Continuing Employee	Section 7.09(b)
Contract	Section 4.03(b)
Covered Personal Information	Section 9.05
Debt Financing	Section 5.07(b)
DGCL	Section 1.01
Director DCP	Section 9.05
Dissenting Shares	Section 2.03
DPA	Section 9.05
EBIT	Section 9.05
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Claim	Section 4.14(g)(ii)
Environmental Laws	Section 4.14(g)(iii)
Equity Financing Consummation	Section 9.05
ERISA	Section 9.05
ERISA Affiliate	Section 9.05
Exchange Act	Section 9.05
Expense Reimbursement	Section 8.03(d)
Filed Company Contract	Section 4.09(a)
Filed Company SEC Documents	Article IV
Financing	Section 9.05
Financing Sources	Section 9.05
FIRPTA Certificate	Section 2.05
Fraud and Bribery Laws	Section 4.20
FTC	Section 7.03(b)
GAAP	Section 4.10(b)
Governmental Entity	Section 4.05(b)
Grant Date	Section 4.03(b)
Hazardous Substance	Section 4.14(g)(iv)
HSR Act	Section 3.01(b)
ICA	Section 9.05
ICA Clearance	Section 9.05

v

Indebtedness	Section 9.05
Inquiry	Section 6.02(a)
Intellectual Property Rights	Section 9.05
Intervening Event	Section 6.02(g)(ii)
IRD	Section 7.03(b)
IRS	Section 4.11(d)
Judgment	Section 4.05(a)
Knowledge	Section 9.05
Law	Section 9.05
Legal Restraints	Section 3.01(c)
Letter of Transmittal	Section 2.02(b)
Liens	Section 4.02(a)
Marketing Period	Section 9.05
Material Contract	Section 4.09(b)
Maximum Amount	Section 7.05(c)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.01
Multiemployer Plan	Section 4.12(d)
Multiple Employer Plan	Section 4.12(d)
Notice Period	Section 6.02(d)(ii)
NYSE	Section 9.05
Offer	Section 5.07(c)
Owned Real Property	Section 4.15(a)
Parent	Preamble
Parent Benefit Plan	Section 7.09(c)
Parent Board	Section 5.02
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	Section 9.05
Parent Termination Fee	Section 9.05
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Payoff Amount	Section 7.07(g)
Payoff Letter	Section 7.07(g)
PBGC	Section 4.12(a)
Permits	Section 4.01
Permitted Liens	Section 9.05
Person	Section 9.05
Proxy Statement	Section 7.01(a)
Real Property	Section 4.15(b)
Registered Intellectual Property Rights	Section 4.16(a)
Regulatory Approval Additional Consideration	Section 9.05
Regulatory Approval Trigger Date	Section 9.05
Release	Section 4.14(g)(v)
Representatives	Section 6.02(a)

Required Information	Section 7.07(d)
SEC	Section 9.05
Securities Act	Section 9.05
SOX	Section 9.05
Specified Indebtedness	Section 7.07(g)
Subsidiary	Section 9.05
Superior Proposal	Section 6.02(g)(iii)
Surviving Company	Section 1.01
Takeover Laws	Section 4.04(b)
Tax	Section 9.05
Tax Return	Section 9.05
Technology	Section 9.05
Termination Fee	Section 8.03(b)
Top Customer	Section 4.21
Top Supplier	Section 4.21
Transaction Litigation	Section 7.06
Underwriting Agreement	Section 5.07(c)
Voting Agreement	Recitals
Willful Breach	Section 9.05
Withdrawal Liability	Section 9.05

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 20, 2016, among Headwaters Incorporated, a Delaware corporation (the “Company”), Boral Limited, an Australian corporation (“Parent”), and Enterprise Merger Sub, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger, pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving company, and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b), Company Restricted Shares to be converted to cash in accordance with Section 2.04 and Dissenting Shares) shall be converted into the right to the Merger Consideration;

WHEREAS, the Company Board, the Parent Board and the Board of Directors of Merger Sub have approved this Agreement, determined that the terms of this Agreement are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective stockholders, and declared the advisability of this Agreement;

WHEREAS, the Company Board and the Board of Directors of Merger Sub have recommended adoption and approval of this Agreement by their respective stockholders;

WHEREAS, in connection with the execution and delivery of this Agreement by the parties, the Chief Executive Officer of the Company has entered into a voting agreement (the “Voting Agreement”), dated as of the date of this Agreement, with Parent, pursuant to which he has agreed, among other things, to vote all of the shares of Company Common Stock beneficially owned by him in favor of the adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01     The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”).  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

SECTION 1.02     Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at (a) 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article III (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions); provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article III, in no event shall the Closing occur prior to the final day of the Marketing Period (or such date during the Marketing Period specified by Parent to the Company on no less than two Business Days’ written notice); or (b) such other date and time as agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03     Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04     Effects.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

SECTION 1.05     Certificate of Incorporation and By-Laws.  The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.  The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

SECTION 1.06     Directors and Officers of Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

SECTION 2.01     Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) or any shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)           Conversion of Merger Sub Common Stock.  Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company (other than any shares converted pursuant to Section 2.01(b)(ii)).  From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock; Conversion of Subsidiary-Owned Stock.

(i)            Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii)           Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of common stock of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c)           Conversion of Company Common Stock.  Subject to Sections 2.02 and 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b), Company Restricted Shares to be converted to cash in accordance with Section 2.04 and Dissenting Shares) shall be converted into the right to receive (i) $24.25 in cash, without interest, and (ii) the Additional Consideration, if any (together, the “Merger Consideration”).  All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each, a “Certificate”) (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such Certificate in accordance with Section 2.02.  Notwithstanding the foregoing (but without limiting the restrictions set forth in Section 6.01(a)), if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.  As provided in Section 2.02(h), the right of any holder of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any required withholding under applicable Tax Law.

SECTION 2.02     Exchange of Certificates; Payment Fund; Deliverables.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration.  At or prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Company Common Stock, for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the aggregate Merger Consideration.  All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b)           Transmittal Materials.  As promptly as reasonably practicable after the Effective Time (and in any event within four Business Days after the Effective Time), Parent shall cause the Paying Agent to mail, or otherwise provide in the case of book-entry shares, to each holder of record of Company Common Stock (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b), Company Restricted Shares to be converted to cash in accordance with Section 2.04 and Dissenting Shares): (i) transmittal materials, including a form of letter of transmittal in such form and with such other provisions as Parent may specify, subject to the Company’s reasonable approval, and which shall be prepared prior to Closing (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title shall pass (A) with respect to shares evidenced by Certificates, only upon delivery to the Paying Agent of a duly, completely and validly executed Letter of Transmittal, such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.02(i)) and such other documents as the Paying Agent may reasonably request and (B) with respect to book-entry shares, only upon delivery to the Paying Agent of an “agent’s message” regarding the book-entry transfer of book-entry shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request)), and (ii) instructions for effecting the surrender of book-entry shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.02(i)) to the Paying Agent in exchange for payment of the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01.

(c)           Merger Consideration Received in Connection with Exchange.  Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent (or an affidavit of loss in lieu of such Certificate as provided in Section 2.02(i)) together with the Letter of Transmittal duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.  Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01.  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d)           No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates (or shares of Company Common Stock held in book-entry form) that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)           Termination of Payment Fund.  Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for twelve months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, without any interest thereon.

(f)            No Liability.  None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any portion of the Payment Fund which remains undistributed to the holders of Certificates (or shares of Company Common Stock held in book-entry form) for two years after the Effective Time (or immediately prior to such earlier date on which the Payment Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g)           Investment of Payment Fund.  The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent.  Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent.  No investment losses resulting from investment of the Payment Fund shall diminish the rights of any stockholder of the Company to receive the Merger Consideration or any other payment as provided herein.  To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)           Withholding Rights.  Each of Parent, Merger Sub, the Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration or any other payments otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law or any other applicable Law.  Amounts so withheld and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.

(i)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

SECTION 2.03     Dissenters’ Rights.  Notwithstanding any other provision contained in this Agreement, no shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder’s appraisal rights in respect of such shares (any such shares being referred to herein as “Dissenting Shares”) under Section 262 of the DGCL shall be converted into or represent the right to receive the Merger Consideration as provided in Section 2.01 and instead shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn or lost, such stockholder’s right to dissent from the Merger under the DGCL, in which case such stockholder shall be entitled to receive the Merger Consideration in accordance with Sections 2.01 and 2.02, without interest thereon, in exchange for such shares of Company Common Stock, and such shares of Company Common Stock shall no longer be deemed to be Dissenting Shares) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL.  The Company (i) shall give Parent prompt written notice of any notice or demand for appraisal or payment for shares of Company Common Stock (or threats thereof) and any withdrawals or attempted withdrawals of such demands or threats received by the Company, (ii) shall give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands and (iii) shall not, without the prior written consent of Parent or as otherwise required by a final, non-appealable order of a Governmental Entity of competent jurisdiction, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands, or waive any failure to timely deliver a written demand for appraisal.

SECTION 2.04     Company Stock Options and Other Stock-Based Awards.

(a)           Company Stock Options.  At the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled, without action of the holder, and the holder thereof shall be entitled only to receive a cash payment, without interest, in an amount equal to the excess, if any, of the Merger Consideration over the applicable exercise price for each share of Company Common Stock subject to such Company Stock Option; provided, however, that if the exercise price per share of Company Common Stock equals or exceeds the Merger Consideration, the amount payable for such Company Stock Option shall be $0.00.

(b)           Company SARs.  At the Effective Time, each Company SAR, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled, without action of the holder, and the holder thereof shall be entitled only to receive a cash payment, without interest, in an amount equal to the excess, if any, of the Merger Consideration over the applicable base price for each share of Company Common Stock subject to such Company SAR; provided, however, that if the base price per share of Company Common Stock equals or exceeds the Merger Consideration, the amount payable for such Company SAR shall be $0.00.

(c)           Company Restricted Shares.  At the Effective Time, each unvested Company Restricted Share that is outstanding immediately prior to the Effective Time shall be canceled, without action of the holder, and the holder thereof shall be entitled only to receive a cash payment, without interest, in an amount equal to the Merger Consideration.

(d)           Company RSUs.  At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall be canceled, without action of the holder, and the holder thereof shall be entitled only to receive a cash payment, without interest, in an amount equal to the Merger Consideration.

(e)           Director DCP.  For any members of the Board of Directors of the Company (the “Company Board”) who elected to have amounts deferred under the Director DCP deemed invested in Company Common Stock, (i) each share of Company Common Stock purchased by the Company and held as treasury stock immediately prior to the Effective Time in connection with such deferrals shall be cancelled in accordance with Section 2.01(b) hereof, and (ii) each such director shall be entitled to receive therefore a cash payment, without interest, in an amount equal to the Merger Consideration, subject to and payable in accordance with the terms of the Director DCP.

(f)            Corporate Actions.  Prior to the Effective Time, the Company shall take any actions which are necessary to approve and effectuate the provisions of Section 2.04(a) through Section 2.04(e), including (i) making any determinations or adopting resolutions of the Company Board or the applicable committee thereof as may be necessary, (ii) taking any actions, including obtaining any required consent from the holder of a compensatory equity award, necessary so that each Company Stock Option with an exercise price that exceeds the Merger Consideration and each Company SAR with a base price that exceeds the Merger Consideration is canceled for no additional consideration and (iii) satisfying any requirement to notify the holders of compensatory equity awards as may be required under the Company Stock Plans.

(g)           Payment with Respect to Stock-Based Awards.  Promptly after the Effective Time, the Surviving Company shall pay the amounts due pursuant to this Section 2.04, without any interest thereon, and shall pay all such amounts payable to employees through its payroll systems net of applicable withholding Taxes; provided, however, that in the case of any such amounts that constitute nonqualified deferred compensation under Section 409A of the Code, the Surviving Company shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code.

SECTION 2.05     FIRPTA Certificate.  Prior to the Closing Date, the Company shall  deliver to Parent a duly executed certificate (the “FIRPTA Certificate”), dated not more than thirty (30) days prior to the Closing Date, certifying that (A) the Company is not and in the  preceding five-year period has never been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder and (B) none of the Equity Interests in the Company constitute a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, which certificate shall be in accordance with Treasury Regulations  Sections 1.897-2(h) and 1.1445-2(c)(3) and in a form reasonably satisfactory to Parent; provided, however, that if the Company fails to provide the FIRPTA Certificate, the transaction shall nonetheless close and Parent shall withhold from the Merger Consideration and pay over to the appropriate taxing authorities the amount required to be withheld under Section 1445 of the Code as reasonably determined by Parent.

ARTICLE III

Conditions Precedent

SECTION 3.01     Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)           Regulatory Approvals.  (i) Any waiting period (and any extension thereof) applicable to the Merger under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) or similar Antitrust Law in any jurisdiction outside of the United States where the transaction must be notified to, and cleared or approved by, government regulators before it is legally permitted to be closed shall have been terminated or shall have expired; (ii) the parties hereto shall have received the CFIUS Clearance; and (iii) ICA Clearance shall have been received.

(c)           No Legal Restraints.  No applicable Law and no Judgment or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect, and no suit, action or other proceeding shall have been instituted by any Governmental Entity and remain pending that would reasonably be expected to result in a Legal Restraint, in each case, that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated hereby.

SECTION 3.02     Conditions to Obligations of the Company.  The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except those representations and warranties contained in Sections 5.01, 5.02 and 5.06) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in Sections 5.01, 5.02 and 5.06 shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)           Parent Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 3.02(a) and 3.02(b) have been satisfied.

SECTION 3.03     Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are further subject to the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.01, the first sentence of Section 4.02(a), Sections 4.03(a) and 4.04(a), the first sentence of Section 4.08, Section 4.12(p), and the first sentence of Section 4.24) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 4.01, the first sentence of Section 4.02(a) and in Sections 4.04(a) and 4.12(p) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company contained in Section 4.03(a) and the first sentence of Section 4.24 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for de minimis inaccuracies, and (iv) the representation and warranty of the Company contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Company Material Adverse Effect.  During the period from the date of this Agreement to the Closing Date, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)           Company Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 3.03(a), 3.03(b) and 3.03(c) have been satisfied.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except as set forth in the Company SEC

Documents filed and publicly available after October 1, 2015 and prior to two Business Days before the date of this Agreement (the “Filed Company SEC Documents”) (provided that nothing disclosed in such Filed Company SEC Documents shall be deemed to qualify the representations and warranties set forth in Sections 4.01, 4.02, 4.03, 4.04and 4.24 and the first sentence of Section 4.08, and excluding any documents filed as exhibits thereto or incorporated by reference therein, any disclosures in the Filed Company SEC Documents that are set forth under the headings “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer, or disclosures in any other statements that are similarly cautionary or predictive in nature; it being understood that any historical factual information contained within such headings, disclosures or statements shall not be excluded) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”).  The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall not be deemed to qualify any other section in this Article IV except to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other section (provided that nothing disclosed in any section of the Company Disclosure Letter, other than disclosures expressly made under the numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, shall be deemed to qualify the representations and warranties set forth in Sections 4.01, 4.02, 4.03, 4.04, 4.05 and 4.24 and the first sentence of Section 4.08).  The disclosure of any information in the Company Disclosure Letter shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

SECTION 4.01     Organization, Standing and Power.  Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries that are not “Significant Subsidiaries” (as such term is defined in Rule 12b-2 under the Exchange Act), where the failure to be so organized, exist or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess Company Permits, individually or in the aggregate, is not material to the Company and the Company Subsidiaries, taken as a whole.  Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company has delivered or made available to

Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”), the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”) and each Company Subsidiary’s certificate of incorporation, by-laws or similar organizational documents, in each case, as amended through the date hereof.

SECTION 4.02     Company Subsidiaries.

(a)           All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances, any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests) and any security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), except for restrictions imposed by applicable securities Laws and except as set forth in Section 4.02(a) of the Company Disclosure Letter.  Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries, each such Company Subsidiary’s jurisdiction of organization and the class, number and percentage of its authorized, issued and outstanding shares of capital stock, voting securities or other equity interests, if any, that are not owned by the Company or a Company Subsidiary.

(b)           Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 4.03     Capital Structure.

(a)           The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on November 16, 2016, (i) 74,156,981 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 24,000 shares of Company Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable), (iv) 2,400,954 shares of Company Common Stock were potentially issuable upon the exercise of Company SARs (assuming a fair market value of Company Common Stock of $24.25 per share), (v) 3,470,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, (vi) 152,140 shares of Company Common Stock were potentially issuable upon the vesting or settlement of outstanding Company

RSUs and (vii) 104,501 shares of Company Common Stock were held as treasury stock in connection with deferrals under the Director DCP.  Except as set forth in this Section 4.03(a), at the close of business on November 16, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.  From the close of business on November 16, 2016 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the exercise of a Company Stock Option or a Company SAR outstanding at the close of business on November 16, 2016 and in accordance with their terms in effect at such time.

(b)           All outstanding shares of Company Common Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options and Company SARs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any contract, lease, sublease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise or other instrument (in each case, whether in writing or oral, to the extent legally binding on the parties thereto) (a “Contract”) to which the Company is a party or otherwise bound.  All grants of equity awards or other rights with respect to shares of Company Common Stock to current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary have been made in accordance with the terms of the applicable Company Stock Plans and award agreements thereunder and any policy of the Company or the Company Board (including any committee thereof) relating to the grant of such awards or rights.  Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any Company Capital Stock or any shares of capital stock or voting securities of, or other equity interests in, any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary.  Except as set forth in Section 4.03(b) of the Company Disclosure Letter, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence.  With respect to Company Stock Options, (1) each grant of a Company Stock Option was duly authorized on the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant

Date”) for such option by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee or subcommittee thereof), and (2) the per share exercise price of each Company Stock Option was at least equal to the fair market value of a share of Company Common Stock on the applicable Grant Date.  There are no debentures, bonds, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (“Company Voting Debt”).  Other than the Voting Agreement, there are no voting agreements with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company.  Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

SECTION 4.04     Authority; Execution and Delivery; Enforceability.

(a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”).  The Company Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”).  As of the date of this Agreement, such resolutions have not been amended or withdrawn.  Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger as required by the DGCL).  The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)           The Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.  No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.  There is no stockholder rights plan, “poison pill,” antitakeover plan or similar device in effect to which the Company is a party or is otherwise bound.

SECTION 4.05     No Conflicts; Consents.

(a)           Except as set forth in Section 4.05(a) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, require a consent or waiver under, require the payment of a penalty or change of control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), any preliminary, temporary or permanent judgment, order or decree (“Judgment”) or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)           No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, tribunal, judicial body, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in preliminary and definitive form, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) (A) compliance with and filings under the HSR Act and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger, (v) the CFIUS Notice, (vi) the ICA Clearance and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)           The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s or any Company Subsidiary’s capital stock or other securities necessary for the adoption of this Agreement.

SECTION 4.06     Compliance with Applicable Laws.  Since October 1, 2014, the Company and the Company Subsidiaries have been in compliance in all material respects with all applicable Laws and Company Permits that are material to the operation of the Company’s and the Company Subsidiaries’ business as presently conducted.  No action, demand or investigation by or before any Governmental Entity is pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit, in each case that are material to the operations of the Company and the Company Subsidiaries as presently conducted.  Neither the Company nor any Company Subsidiary has received any written notice or other communication from any Governmental Entity regarding any actual or alleged failure to comply with, or any violation of, any Law in a material respect.

SECTION 4.07     Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, as of any date it is filed or amended, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

SECTION 4.08     Absence of Certain Changes or Events.  Since October 1, 2016 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.  From October 1, 2016 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects, and has not taken an action that would be prohibited by Section 6.01(a) if it were taken after the date of this Agreement and prior to the Effective Time.

SECTION 4.09     Contracts.

(a)           As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)           Section 4.09(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and, except when no written agreement is available as noted in Section 4.09(b) of the Company Disclosure Letter, the Company has made available to Parent (or the legal representatives of Parent in the case of Contracts with utilities) true and complete copies (including all amendments, modifications, supplements and waivers thereto), of: (i) each Contract to which the Company or any of the Company Subsidiaries is a party that contains any non-competition, non-solicitation or exclusivity provisions that restrict in any material respect the Company or any Company Subsidiary (or, upon consummation of the transactions contemplated hereby, that would purport to restrict in any material respect Parent or any of its Subsidiaries other than the Surviving Company and the Company Subsidiaries) with respect to any line of business or geographic area; (ii) each Contract pursuant to which $3,500,000 or more, individually, of Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries; (iii) each partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party that is material to the Company relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the wholly owned Company Subsidiaries (other than equity interests held by the Company through investment funds, pursuant to investments made in the ordinary course of business consistent with past practice); (iv) each Contract that is an employment or consulting agreement with any officer or other employee of the Company or any Company Subsidiary or member of the Company Board earning an annual salary from the Company or any Company Subsidiary in excess of $200,000; (v) except for Contracts of a type contemplated by clause (iv), each material Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, (A) any present officer or director of either the Company or any of the Company Subsidiaries or any person that has served as such an officer or director within the last five years or any of such officer’s or director’s immediate family members, (B) any record or beneficial owner of more than 5% of the shares of Company Common Stock outstanding as of the date hereof or (C) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries); (vi) each Contract relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets (whether by stock sale, asset sale, merger or otherwise) other than any such Contract relating to the acquisition or disposition of inventory, properties or assets in the ordinary course of business consistent with past practice; (vii) each material hedge, collar, option, forward purchasing, swap, derivative, or similar Contract; (viii) each Contract containing any “standstill” provisions or provisions of similar effect to which the Company or any of the Company Subsidiaries is a party or of which the Company or any of the Company Subsidiaries is a beneficiary; (ix) each Contract with a Top Customer or a Top Supplier; (x) each Contract pursuant to which the Company or any Company Subsidiary licenses to or from a third party any material Intellectual Property Rights; (xi) each Contract that grants to any Person a most favored nation or similar right against the Company or any Company Subsidiary that is material to the Company and the Company Subsidiaries, taken as a whole (or, following the consummation of the transactions contemplated hereby, would apply to Parent and its Subsidiaries other than the Surviving Company and the Company Subsidiaries); (xii) to the Knowledge of the Company, each Contract or series of Contracts containing “take-or-pay” covenants for which payments were made or are reasonably expected to be made greater than $3,500,000 during calendar year 2016 or that is reasonably expected to result in payments greater than $3,500,000 during any subsequent twelve month period; (xiii) each Contract or series of related Contracts constituting a lease or sublease of any personal property (for the avoidance of doubt, excluding any operating leases that the Company or any of the Company Subsidiaries is a party to) used or held by the Company or any of the Company Subsidiaries that is reasonably expected to result in annual payments by the Company and the Company Subsidiaries, taken as a whole, of at least $750,000 during calendar year 2016 or any subsequent twelve month period; (xiv) each Contract with a Governmental Entity, other than supply Contracts with public utilities;  (xv) each Contract that grants any right of first refusal, right of first negotiation or any other similar right with respect to the equity or assets of the Company or any of the Company Subsidiaries; (xvi) each Contract containing covenants of the Company or any Company Subsidiary to indemnify or hold harmless another Person or group of Persons (including any Company Indemnified Party) where a primary purpose of such Contract is to provide such indemnity or hold harmless obligation, unless such indemnification or hold harmless obligation to such Person or group of Persons, as the case may be, could not reasonably be expected to result in aggregate exposure in excess of $1,000,000; and (xvii) to the Knowledge of the Company, each Contract or series of Contracts that are outside the ordinary course of business (ordinary course of business for purposes of this sub-clause (xvii) being understood to include the energy segment and discontinued operations of the Company) for which payments were made or are reasonably expected to be made during calendar year 2016 that are greater than $1,500,000 or that are reasonably expected during any subsequent twelve month period to be greater than $1,500,000; provided that the following Contracts shall not be required to be listed on Section 4.09(b) of the Company Disclosure Letter: (1) any Company Benefit Plan and (2) any Company Leases.  Each Contract described in this Section 4.09(b) and each Filed Company Contract, in each case, other than any Company Lease, is referred to herein as a “Material Contract.”

(c)           Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract (including, for purposes of this Section 4.09(c), any Contract entered into after the date of this Agreement that would have been a Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect, (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iv) neither the Company nor any Company Subsidiary has received, as of the date of this Agreement, any notice from any Person that such Person intends to terminate, or not renew, any Material Contract, except, in the case of clauses (i) and (ii), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof) or which is terminated in accordance with the terms thereof by the Company in the ordinary course of business consistent with past practices.

(d)           As of the date of this Agreement, except for the restrictions contained in the agreements related to the Specified Indebtedness, neither the Company nor any of the Company Subsidiaries are parties to or bound by any loan agreement, credit agreement, note, debenture, bond, indenture, mortgage, security agreement, pledge, capital or financing method leases or other similar Contract that prevents or restricts the Company or any Company

Subsidiary from (i) paying dividends or distributions to the Person or Persons who owns such entity, (ii) incurring or guaranteeing Indebtedness, or (iii) creating Liens that secure Indebtedness.

SECTION 4.10     SEC Documents; Undisclosed Liabilities.

(a)           The Company has furnished or filed with the SEC all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since October 1, 2014 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis, being collectively referred to as the “Company SEC Documents”).

(b)           Each Company SEC Document (i) at the time filed (and in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of SOX, the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments in comment letters received from the SEC or its staff in respect of the Company SEC Documents.  Each of the consolidated financial statements of the Company (including all related notes or schedules) included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in stockholders’ equity and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material).

(c)           Except (i) as reflected or reserved against in the Company’s consolidated audited balance sheet as of September 30, 2016 (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the ordinary course of business consistent with past practice since September 30, 2016 and (iv) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

(d)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate as of the date of such certifications.  None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.  Since October 1, 2014, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in compliance with the applicable listing and corporate governance rules and regulations of the NYSE, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e)           The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, applied on a consistent basis, during the periods involved, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s or the Company Subsidiaries’ properties or assets.

(f)            The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the Chief Executive Officer and Chief Financial Officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)           Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(h)           Since October 1, 2014, none of the Company, the Company Board, the audit committee of the Company Board or, to the Knowledge of the Company, the Company’s independent accountants has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Company or any Company Subsidiary, (y) “material weakness” in the internal controls over financial reporting of the Company or any Company Subsidiary or (z) fraud, whether or not material, that involves management or other employees of the Company or any Company Subsidiary who have a significant role in the internal controls over financial reporting of the Company or any Company Subsidiary.  Since October 1, 2014, neither the Company nor any Company Subsidiary has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(i)            None of the Company Subsidiaries is, or has at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 4.11     Taxes.

(a)           The Company and each of the Company Subsidiaries has timely filed, taking into account any extensions, all income Tax Returns and other material Tax Returns required to be filed by it in the manner prescribed by applicable Law and all such Tax Returns are accurate, complete and correct in all material aspects.  Neither the Company nor any of the Company Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return.

(b)           The Company and each of the Company Subsidiaries has timely paid all Taxes required to have been paid by it (whether or not shown to be due and payable on any Tax Return) other than Taxes that are being contested in good faith in appropriate proceedings and have been adequately reserved for under GAAP.  The Company and each of the Company Subsidiaries has made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due.  There are no Liens on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to Taxes, other than Permitted Liens.  Neither the Company nor any Company Subsidiary has incurred any material liability for Taxes since September 30, 2016 other than in the ordinary course of business consistent with past practice.

(c)           No deficiency for any amount of material Tax has been asserted or assessed by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP.

(d)           The Tax Returns of the Company and the Company Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all fiscal years to and including the year ending 2012.

(e)           There are no waivers or extension of any statute of limitations currently in effect with respect to material Taxes of any of the Company or the Company Subsidiaries.

(f)            Neither the Company nor any Company Subsidiary has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes to the appropriate Governmental Entity with respect to any payments to a vendor, employee, independent contractor, creditor, stockholder, or any other Person.

(g)           Neither the Company nor any Company Subsidiary is subject to income Tax in a jurisdiction in which it does not file income Tax Returns, and no claim has been made in writing by any taxing authority that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(h)           There is no claim, audit, action, suit, proceeding, examination, investigation or other administrative or judicial proceeding ongoing or currently pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or any Company Subsidiary, in respect of any material Tax or material Tax asset.

(i)            Neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law), as a transferee or successor, by contract, or otherwise.

(j)            No Company Subsidiary is subject to income tax in a country other than the country of its organization or legal establishment by virtue of maintaining a permanent establishment (within the meaning of any applicable income tax treaty) or other place of business in such country.

(k)           Each Company Subsidiary established outside the United States that is characterized as a corporation for U.S. federal income tax purposes is a controlled foreign corporation (as defined in Section 957(a) of the Code).

(l)            Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or similar arrangement (other than such an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries), or any advance pricing agreement, closing agreement or other material agreement relating to Taxes entered into with any taxing authority.  Neither the Company nor any Company Subsidiary is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing consolidated or combined Tax Returns (other than a group of which the Company is or was the common parent).

(m)          Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(n)           Neither the Company nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of state or foreign Law).

(o)           Section 4.11(o) of the Company Disclosure Letter sets forth the classification of each Company Subsidiary (as an association, a partnership or a disregarded entity) for U.S. federal income tax purposes.

(p)           The consolidated net operating loss of the Company for U.S. federal income tax purposes as of September 30, 2015 was no less than $167 million.

(q)           Within the past three years, the Company has not undergone an “ownership change” within the meaning of Section 382(g) of the Code.

(r)            With respect to any credit under Section 45 of the Code, none of the Company or any of the Company Subsidiaries is subject to any limitation or reduction with respect to the use of any such credit other than the limitations and reductions found in Sections 38 and 45 of the Code.

(s)            Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the consummation of the Merger, neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

SECTION 4.12     Benefits Matters; ERISA Compliance.

(a)           Section 4.12(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all material Company Benefit Plans.  The Company has made available to Parent true and complete copies of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (or similar filing under applicable Law) filed with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) the most recent summary annual report or funding notice for any material Company Benefit Plan for which a summary annual report or funding notice is required to be provided to participants, (v) each other material employee notice provided with respect to a material Company Benefit Plan during this calendar year or any of the preceding three calendar years, including any notice required under Section 401(k)(12) of the Code, (vi) the current employee handbook and any other document containing a description of any material Company Benefit Plan, (vii) the current trust agreement, group annuity contract or other funding mechanism relating to any material Company Benefit Plan, (viii) the most recent financial statements and actuarial reports for each material Company Benefit Plan (if any), and (ix) all determination letters, opinion letters, information letters or advisory opinions in respect of each material Company Benefit Plan issued by the IRS, the United States Department of Labor or the Pension Benefit Guaranty Corporation (the “PBGC”) during this calendar year or any of the preceding three calendar years.  For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements, policies or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has any current or contingent liability, and (B) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including Collective Bargaining Agreements) between the Company or any Company Subsidiary and any current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary.

(b)           All Company Benefit Plans which are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, are the subject of or have timely applied for, as of the date of this Agreement, determination letters from the IRS to the effect that such Company Benefit Plans and the trusts created thereunder are so qualified and Tax-exempt, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification.  To the Knowledge of the Company, no circumstances exist that could reasonably be expected to adversely affect the Tax-exempt status of any such Company Benefit Plan.

(c)           Section 4.12(c) of the Company Disclosure Letter sets forth each Company Benefit Plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code that is maintained, contributed to, or required to have been contributed to by the Company or any Company Subsidiary (a “Company Pension Plan”).  With respect to each Company Pension Plan:  (i) there does not exist any material accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Company Pension Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Pension Plan (whether or not vested) (based on the actuarial assumptions used to fund such Company Pension Plan); (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the PBGC have been timely paid in full; (v) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of the Company Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Company Pension Plan and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Pension Plan.

(d)           Except as set forth in Section 4.12(d) of the Company Disclosure Letter, (i) no Company Pension Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section

4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) to the Knowledge of the Company, none of the Company and the Company Subsidiaries nor any ERISA Affiliates has incurred or has any liability for any Withdrawal Liability that has not been satisfied in full.

(e)           None of the Company and the Company Subsidiaries nor, to the Knowledge of the Company, any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, the Company, any Company Subsidiary or any Person that the Company or any Company Subsidiary has an obligation to indemnify, to any material Tax imposed under Section 4975 of the Code or Section 502 of ERISA.

(f)            Neither the Company nor any Company Subsidiary has any express commitment, whether legally enforceable or not, to, or not to, modify, change or terminate any material Company Benefit Plan.

(g)           Except as required by applicable Law, there are no limitations or restrictions on the right of the Company or the Company Subsidiaries, or, on or at any time after the Effective Time, Parent or its Subsidiaries, including the Surviving Company, to merge, amend or terminate any such Company Benefit Plan.

(h)           No Company Benefit Plan provides or has provided health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(i)            Each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in all material respects in accordance with its terms and is in material compliance with ERISA (if applicable), the Code and all other Laws applicable to such Company Benefit Plan, and the Company and each of the Company Subsidiaries is in material compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.  No enforcement action has been brought, or to the Knowledge of the Company has been threatened to be brought, by any Governmental Entity with respect to any Company Benefit Plan.  No Company Benefit Plan is under audit or is the subject of an investigation by the IRS, the U.S. Department of Labor or any other Governmental Entity.

(j)            There are no material pending or, to the Knowledge of the Company, material threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(k)           Except as provided under Section 2.04 or Section 7.09 hereof, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee, agent or consultant of the Company or any of the Company Subsidiaries to any compensation or benefit; (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan; or (iii) cause any material Company Benefit Plan to cease to be in material compliance with its terms, ERISA (if applicable), the Code and all other Laws applicable to such Company Benefit Plan.

(l)            Neither the Company nor any Company Subsidiary is a party to any Contract, arrangement or plan that has resulted or could result, individually or in the aggregate, in (i) the payment of any “excess parachute payment” within the meaning of Section 280G of the Code; (ii) an obligation of the Company or any Company Subsidiary to make a “gross-up” payment with respect to any excise tax under Section 280G of the Code or (iii) the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code.

(m)          Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been in documentary and operational compliance in all material respects with Section 409A of the Code.

(n)           All material contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Company SEC Documents.  Each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(o)           All Company Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have, in all material respects, been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special Tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded or book-reserved, are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(p)           Except as set forth in Section 4.12(p) of the Company Disclosure Letter or otherwise as in the ordinary course of business, during the three (3) month period preceding the date hereof, neither the Company nor any Company Subsidiary has approved, entered into or modified any agreement or arrangement providing for severance, retention, retirement, termination or change-in-control payments or benefits to any officers, employees, directors or consultants of the Company or any Company Subsidiary.

SECTION 4.13     Litigation.  Since October 1, 2015 through the date of this Agreement, there has been no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets by or before any Governmental Entity, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or prevent, materially delay or materially impair the consummation of the Merger.  There is no Judgment outstanding against nor, to the Knowledge of the Company, any inquiry or investigation by any Governmental Entity of the Company or any Company Subsidiary or any of their respective properties or assets, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 4.14     Environmental Matters.

(a)           The Company and the Company Subsidiaries are, and have been since October 1, 2011, in compliance with all applicable Environmental Laws, and neither the Company nor any Company Subsidiary has received any communication from a Governmental Entity or any other Person that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law, except for such noncompliance, violation or liability as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the consummation of the Merger.

(b)           The Company and the Company Subsidiaries have obtained and are in compliance with all Permits issued pursuant to any Environmental Law applicable to the Company, the Company Subsidiaries and the Real Property and all such Permits are valid and in good standing, in each case, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and no such Permit will be subject to any material modification or revocation as a result of the transactions contemplated by this Agreement.

(c)           Except as set forth in Section 4.14(c) of the Company Disclosure Letter, since October 1, 2014, there have been no material Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries.  Since October 1, 2014, there have been no underground storage tanks, above ground storage tanks, surface impoundments, landfills, or hazardous waste treatment units located at any Real Property except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d)           Except as set forth in Section 4.14(d) of the Company Disclosure Letter, there have been no Releases of any Hazardous Substance or Coal Combustion Residuals (i) at any property currently or previously owned, leased or operated by the Company or any Company Subsidiary or (ii) by the Company or any Company Subsidiary, in either case that could reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any Person whose liabilities for such Environmental Claims the Company or any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law other than such matters as, individually or in the aggregate, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or to prevent, materially delay or materially impair the consummation of the Merger.

(e)           Except as set forth in Section 4.14(e) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to subject the Company or any of the Company Subsidiaries to an Environmental Claim, except as, individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, taken as a whole, or to prevent, materially delay or materially impair the consummation of the Merger.

(f)            The Company and the Company Subsidiaries have provided to Parent true and correct copies of all environmental audits and assessments produced within the five years prior to the date of this Agreement pertaining to environmental matters relating to the past or present business, facilities, or operations of the Company and the Company Subsidiaries, in each case which were commissioned by or on behalf of the Company or any Company Subsidiary or its Representatives.

(g)           As used herein:

(i)            “Coal Combustion Residuals” has the same meaning as the term “Coal Combustion Residuals” in 40 C.F.R. § 257.53, “fly ash” in 40 C.F.R. § 423.11(e), or “bottom ash” in 40 C.F.R. § 423.11(f).

(ii)           “Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, Liens, proceedings or written or oral notices of noncompliance or violation by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Substance or Coal Combustion Residuals at any location; or (B) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

(iii)          “Environmental Laws” means all federal, state, local and foreign Laws concerning pollution or protection of the environment, including all those relating to the treatment, storage, disposal, discharge, release, threatened release, control or cleanup of any Hazardous Substances or Coal Combustion Residuals, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

(iv)          “Hazardous Substance” means any substance whether solid, liquid or gaseous in nature (A) the presence of which requires notification, investigation or remediation under any applicable Environmental Law; (B) which is defined as “toxic,” a “hazardous waste,” “hazardous material” or “hazardous substance” or “pollutant” or “contaminant” under any applicable Environmental Law; (C) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Governmental Entity with jurisdiction over the substance in the relevant location; (D) which contains gasoline, diesel fuel or other petroleum hydrocarbons or volatile organic compounds; (E) which contains polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde foam insulation; or (F) which contains or emits radioactive particles, waves or materials, including radon gas.

(v)           “Release” means any actual release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, or dispersal into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

SECTION 4.15     Properties.

(a)           Section 4.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by the Company or any Company Subsidiary as of the date hereof (the “Owned Real Property”).  The Company and each Company Subsidiary has good and marketable title (for Owned Real Property, in fee simple absolute) to, or good and valid leasehold interests in, all of their respective material properties and assets (collectively, the “Company Properties” which, in each case, shall exclude, for the avoidance of doubt, any intangible properties) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company Properties are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of the Company and the Company Subsidiaries as presently conducted except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  All of the Company Properties are free and clear of all Liens, except for Permitted Liens.  The Company and each Company Subsidiary has delivered to Parent true and complete copies of (i) all existing agreements and documents in the Company’s and each Company Subsidiaries’ possession that encumber, bind or affect the Company Property in any material respect, and (ii) all existing title insurance policies, title commitments, underlying title documents and surveys in the Company’s possession with respect to each parcel of the Owned Real Property.  This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b)           Section 4.15(b) of the Company Disclosure Letter sets forth a true and complete list of all leases, subleases and licenses entitling the Company or any Company Subsidiary to the use of real property owned by third parties (“Company Leases” and, together with the Owned Real Property, the “Real Property”) as of the date hereof.  The Company and each of the Company Subsidiaries has delivered to Parent true and complete copies of each of the Company Leases and any other document or correspondence that would affect the terms of the Company Leases in any material adverse respect.  Except for matters which, individually or in the aggregate, are not material to the Company and the Company Subsidiaries, taken as a whole, (i) each Company Lease is a valid, binding and legally enforceable obligation of the Company or any of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Lease is in full force and effect, (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Lease and, to the Knowledge of the Company, no other party to any such Company Lease is (with or without notice or lapse of time, or both) in breach or default thereunder and (iv) the Company has not received, as of the date of this Agreement, any notice from any Person that is a party to a Company Lease that such Person intends to terminate any Company Lease.

SECTION 4.16     Intellectual Property.

(a)           Section 4.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of September 30, 2016, of all subsisting registrations and applications for registration of Intellectual Property Rights owned by the Company and the Company Subsidiaries (“Registered Intellectual Property Rights”) and to the Knowledge of the Company, such list is complete and correct in all material respects as of the date of this Agreement.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary owns of record, beneficially owns or is licensed or otherwise has the valid right to use all Intellectual Property Rights used in or held for use in the business of the Company or any Company Subsidiaries; provided, however, that the foregoing representation and warranty shall not apply to infringement, misappropriation, or unauthorized use of third-party Intellectual Property Rights. The Company or a Company Subsidiary, as disclosed in Section 4.16(a) of the Company Disclosure Letter, is the sole and exclusive owner of all Registered Intellectual Property Rights, in each case free and clear of all Liens other than Permitted Liens.  The Registered Intellectual Property Rights are subsisting, valid and in full force and effect and all necessary registration, maintenance, and renewal fees in connection with such Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark, or other authorities in the United States or any foreign jurisdiction, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(c)           To the Knowledge of the Company, the operation of the business of the Company and the Company Subsidiaries as presently conducted and as it has been conducted has not and does not infringe, misappropriate or otherwise violate, in any material respect, any Intellectual Property Rights of third parties, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any relevant jurisdiction.  The Company and the Company Subsidiaries have complied in all material respects with all privacy rights of third parties, contractual obligations and privacy policies relating to the privacy of users of Company Products and Company websites or to the collection, storage, and transfer of any Covered Personal Information collected by or on behalf of the Company and the Company Subsidiaries.  There are no material suits, actions or other proceedings pending or, to the Knowledge of the Company, threatened in writing that alleges that the use of Intellectual Property Rights by the Company or the Company Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of third parties.

(d)           To the Knowledge of the Company, the Registered Intellectual Property Rights and Technology of the Company and the Company Subsidiaries are not being infringed, misappropriated, diluted or otherwise violated in any material respect by any Person.  There are no material suits, actions or other proceedings pending or, to the Knowledge of the Company, threatened in writing challenging the Company’s or any Company Subsidiary’s ownership of or right to use, or the validity or enforceability or patentability of, any material Intellectual Property Rights or Technology of the Company and the Company Subsidiaries.

(e)           The Company and the Company Subsidiaries take commercially reasonable measures to protect and preserve the confidentiality of all trade secrets and other material confidential information that are owned by the Company or any Company Subsidiaries.  The Company and each Company Subsidiary has, and enforces, a policy to secure valid written assignments or other written confirmations from all consultants, contractors and employees who contribute or have contributed to the creation or development of any material Intellectual Property Right owned or purported to be owned by the Company or any Company Subsidiary of all the rights to such contributions that the Company or any Company Subsidiary does not already own by operation of Law.

SECTION 4.17     Agreements with Regulatory Agencies.  Neither the Company nor any of the Company Subsidiaries is subject to any material cease-and-desist or other material order or enforcement action issued by, or is a party to any material written agreement, consent agreement or memorandum of understanding with, or is a party to any material commitment letter or similar undertaking to, or is subject to any material order or directive by, or has been ordered to pay any material civil money penalty by, any Governmental Entity (each item in this sentence, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of the Company Subsidiaries been advised in writing since October 1, 2013, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

SECTION 4.18     Labor Matters.

(a)           Section 4.18(a) of the Company Disclosure Letter sets forth a list of all collective bargaining agreements, labor union contracts, trade union agreements and foreign works council contracts to which the Company or any of the Company Subsidiaries is a party or is bound or that is applicable to the business of the Company and the Company Subsidiaries (“Collective Bargaining Agreement”).  Except as set forth on Section 4.18(a) of the Company Disclosure Letter, to the Knowledge of the Company, as of the date of this Agreement, no labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  Except as set forth on Section 4.18(a) of the Company Disclosure Letter, to the Knowledge of the Company, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any Company Subsidiary.

(b)           Neither the Company nor any Company Subsidiary as of the date of this Agreement, has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated by this Agreement, require advance notification with respect to the Merger or any of the other transactions contemplated by this Agreement, or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).

SECTION 4.19     Insurance.  Each of the Company and the Company Subsidiaries maintains insurance policies that, in all material respects, are against risks of a character and in such amounts as are customary for companies of a similar size operating in the same or similar industry.  Each insurance policy of the Company and the Company Subsidiaries is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, no written notice of cancellation or modification has been received and neither the Company nor any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Except as set forth in Section 4.19 of the Company Disclosure Letter, there is no material claim by the Company or any of the Company Subsidiaries pending under any such policies that has been denied or disputed by the insurer.

SECTION 4.20     Foreign Corrupt Practices Act.  Since October 1, 2013, (a) the Company and its Affiliates, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”), and (b) except as is not material to the operations of each of the Company’s business segments (as described in the Filed Company SEC Documents) as presently conducted, neither the Company, any Company Subsidiary, any of the Company’s Affiliates, directors, officers or employees nor, to the Knowledge of the Company, agents or other representatives acting on the Company’s behalf, have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing or rebating of fees to any such customer or supplier or any such officer, director, partner, employee or agent, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

SECTION 4.21     Top Customers and Suppliers.  Section 4.21 of the Company Disclosure Letter lists (a) the twenty largest suppliers of the Company and the Company Subsidiaries (with respect to consolidated net purchases) (each, a “Top Supplier”) and (b) the twenty largest customers of the Company and the Company Subsidiaries (with respect to consolidated net sales) (each, a “Top Customer”), each for the twelve-month period ended September 30, 2016.  The Company has not received written notice of any termination, cancellation or material reduction by any Top Supplier or Top Customer of its business relationship with the Company and, to the Knowledge of the Company, no such termination, cancellation or material reduction has been threatened in writing by any such Top Supplier or Top Customer.

SECTION 4.22     Interested Party Transactions(a)      .  Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, since October 1, 2014, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (each of the foregoing, but without giving effect to the exclusion for Company SEC Documents, a “Company Affiliate Transaction”).

SECTION 4.23     Warranties/Product Liability.

(a)           The Company Products conform with (i) all applicable contractual commitments and all express and implied warranties; (ii) the Company’s and the Company Subsidiaries’, as the case may be, published product specifications and all regulations; and (iii) certification standards and other requirements of any applicable Governmental Entity or third party, in each case, other than warranty claims in the ordinary course of business consistent with past practice and except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b)           (i) Neither the Company nor any of its Subsidiaries have received any notice of any material suit, claim, proceeding, investigation or inquiry by or before any Governmental Entity relating to any product that is or has been licensed, leased, developed, manufactured, marketed, sold or distributed by the Company or any of the Company Subsidiaries (each, a “Company Product”), including the packaging and advertising related thereto, or any services provided by the Company or any of its Subsidiaries, nor is there any suit, claim, proceeding, investigation or inquiry involving a Company Product pending or, to the Knowledge of the Company, threatened by any Person; (ii) there has not been, nor is there under consideration by the Company or any of the Company Subsidiaries, any recall or post-sale warning of a material nature concerning any Company Product; (iii) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any product warranty except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; and (iv) there are no pending or, to the Knowledge of the Company, threatened product liability claims with respect to any Company Product except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c)           Since October 1, 2013, there have not been and there are no defects or deficiencies in the Company Products that have had or would reasonably be expected to have a Company Material Adverse Effect.  None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, its predecessors or Affiliates, has manufactured, sold, distributed, marketed or installed any asbestos or lead-containing products, where the asbestos or lead quantities or qualities in such products would have been in breach in any material respect of the standards permitted by the applicable Law in force during such period.  Neither the Company nor any of its Subsidiaries have received in connection with any product containing asbestos or lead manufactured, sold or distributed by the Company or any of its Subsidiaries notice of any (i) claim or allegation of personal injury, death or property or economic damages, (ii) product recall,

(iii) claim for punitive or exemplary damages, (iv) claim for contribution or indemnification or (v) claim for injunctive relief, in each case, related to asbestos or lead containing products, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 4.24     Brokers’ Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities Inc. (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent true and complete copies of all agreements between the Company and the Company Financial Advisor relating to the Merger or any of the other transactions contemplated by this Agreement.  Section 4.24 of the Company Disclosure Letter sets forth the Company’s good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses the Company has incurred or will incur following the date hereof (to the extent unpaid as of the date hereof), in each case to any Representative of the Company that is expected to be paid in excess of $300,000 in connection with this Agreement and the transactions contemplated hereby.

SECTION 4.25     Opinion of Financial Advisor.  The Company Board has received the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and conditions set forth therein, the consideration of $24.25 per share to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its Affiliates).  A complete copy of such opinion will be delivered to Parent solely for informational purposes promptly following the execution of this Agreement.

SECTION 4.26     No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Representatives of any documentation, projections, estimates, budgets or other information), each of Parent and Merger Sub acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article V are true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”).  The

Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article V, and the disclosure in any section shall not be deemed to qualify any other section in this Article V except to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other section (provided that nothing disclosed in any section of the Parent Disclosure Letter, other than disclosures expressly made under the numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article V, shall be deemed to qualify the representations and warranties set forth in Sections 5.01, 5.02, 5.03 and 5.06).  The disclosure of any information in the Parent Disclosure Letter shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. No disclosure in the Parent Disclosure Letter relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

SECTION 5.01     Organization and Standing.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.02     Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The Board of Directors of Parent (the “Parent Board”) has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of Parent was present, approving the execution, delivery and performance of this Agreement.  As of the date of this Agreement, such resolutions have not been amended or withdrawn.  The Board of Directors of Merger Sub has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of Merger Sub and its sole stockholder, (iii) declaring this Agreement advisable and (iv) recommending that the sole stockholder of Merger Sub adopt this Agreement and directing that this Agreement be submitted to the sole stockholder of Merger Sub for adoption.  As of the date of this Agreement, such resolutions have not been amended or withdrawn.  The sole stockholder of Merger Sub has adopted this Agreement.  Except as would not have a Parent Material Adverse Effect, no other corporate proceedings on the part of Parent, Merger Sub or the sole stockholder of Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger as required by the DGCL).  Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 5.03     No Conflicts; Consents.

(a)           The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, require a consent or waiver under, require the payment of a penalty or change of control payment under, or result in the creation of any Liens upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the charter or organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 5.03(b), any Judgment or Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, as would not reasonably be expected to have a Parent Material Adverse Effect.

(b)           No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) compliance with and filings under the HSR Act and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iii) the CFIUS Notice, (iv) such filings with and approvals of the Australian Securities Exchange (the “ASX”) as are required to permit the consummation of the Merger, (v) the ICA Clearance and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.04     Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, as of any date it is filed or amended, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein, other than information supplied in writing by Parent or any of its Subsidiaries specifically for inclusion or incorporation by reference therein.

SECTION 5.05     Litigation.  There is no suit, action, investigation, inquiry or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets by or before any Governmental Entity, except as would not reasonably be expected to have a Parent Material Adverse Effect.  There is no Judgment outstanding against Parent or Merger Sub or any of their respective properties or assets, except as would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.06     Brokers’ Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Australia Pty Limited and Macquarie Capital (Australia) Limited, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

SECTION 5.07     Financing.

(a)           Upon the consummation of the Financing, Parent and Merger Sub will have available to them all funds necessary to consummate the Merger and to pay the aggregate Merger Consideration, all other cash amounts required to be paid in connection with the Merger and all fees and expenses required to be paid in connection with the Financing.

(b)           Parent has delivered to the Company a true, correct and complete fully executed copy of the syndicated facility agreement, dated as of November 20, 2016, between, among others, the entities named in that agreement as financiers, the entities named in that agreement as initial guarantors, and Parent (as borrower), including all exhibits, schedules, annexes and amendments to such agreement, in effect as of the date of this Agreement (redacted with respect to pricing and financial covenants), together with a redacted (solely with respect to fee amounts, yield and interest caps, original issue discount amounts and “flex” and “securities demand” terms and other similar economic terms that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under the Financing) copy of any fee letter relating thereto (together, the “Commitment Documents”).  Pursuant to the Commitment Documents, and subject to the terms and conditions thereof, each of the financiers party thereto have severally agreed and committed to lend the amounts set forth therein (the “Debt Financing”).

(c)           Parent has delivered to the Company a true, correct and complete fully executed copy of the underwriting agreement, dated as of November 20, 2016, by and among Citigroup Global Markets Australia Pty Limited, Macquarie Capital (Australia) Limited, JPMorgan Australia Limited and Parent, in connection with the offer of Parent’s securities (the “Offer”) including all exhibits, schedules, annexes and amendments to such agreement, in effect as of the date of this Agreement (redacted with respect to fees) (together, the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, each of the parties thereto (other than Parent) have agreed to severally underwrite the amount to be raised under the Offer.

(d)           As of the date of this Agreement, each of the Commitment Documents and the Underwriting Agreement, has not been withdrawn, terminated, rescinded, amended, supplemented or otherwise modified in any respect and is a legal, valid and binding obligation of

Parent and the entities named therein as guarantors, and as of the date of this Agreement, no amendment, supplement or modification to the Commitment Documents or the Underwriting Agreement is contemplated (other than with respect to accession of guarantors contemplated thereby), other than an amendment, supplement or modification to any Commitment Document or the Underwriting Agreement where such amendment, supplement or modification would not have a material adverse effect on the ability of Parent to obtain any funding under the Financing which Parent requires to consummate the transactions contemplated by this Agreement at the Closing.

(e)           As of the date of this Agreement, other than the Commitment Documents and the Underwriting Agreement, there are no other Contracts to which Parent is a party relating to the Financing that would reasonably be expected to affect the availability of the Financing at Closing.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of Parent, nor, to Parent’s Knowledge, any other party thereto, under any term or condition of the Commitment Documents or the Underwriting Agreement, (ii) to Parent’s Knowledge, constitute or result in a failure to satisfy a condition precedent or other contingency set forth in the Commitment Documents or the Underwriting Agreement, or (iii) to Parent’s Knowledge, otherwise result in any portion of the Financing being unavailable on or before the Closing Date. As of the date hereof, there are no conditions relating to the funding of the full amount of the Financing, other than as set forth in the Commitment Documents and the Underwriting Agreement.  As of the date hereof, Parent has no reason to believe any of the conditions relating to the funding of the full amount of the Financing set forth in the Commitment Documents or the Underwriting Agreement will not be satisfied or the Financing will not be consummated and available in full on or prior to the Closing Date.  Parent has fully paid any and all commitment fees, underwriting fees or other fees required by the Commitment Documents or the Underwriting Agreement to be paid on or prior to the date of this Agreement and shall in the future pay any such fees as they become due.

SECTION 5.08     Merger Sub.  All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect Subsidiary of Parent.  Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 5.09     Share Ownership.  Neither Parent nor Merger Sub has been, at any time during the three years prior to the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL.  As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates owns any shares of capital stock of the Company or has any rights to acquire any shares of capital stock of the Company (except pursuant to this Agreement).

SECTION 5.10     No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE VI

Covenants Relating to Conduct of Business

SECTION 6.01     Conduct of Business.

(a)           Conduct of Business by the Company.  Except for matters expressly set forth in the Company Disclosure Letter or otherwise expressly required or expressly permitted by this Agreement or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice in all material respects and (y) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees and maintain existing relations and goodwill with customers, suppliers, creditors, lessors, Governmental Entities and other Persons having business relationships with the Company or any Company Subsidiary (including using commercially reasonable efforts to preserve material rights and remedies against counterparties under or in connection with the Material Contracts and Company Leases).  In addition, and without limiting the generality of the foregoing, except for matters expressly set forth in the Company Disclosure Letter (for the avoidance of doubt any matters expressly set forth in Section 6.01(a) of the Company Disclosure Letter shall not be counted towards any thresholds set forth in this Section 6.01(a)) or otherwise expressly required by this Agreement or required by applicable Law or with the prior written consent of Parent ((except in the case of the following clauses (i) through (iv), (viii), (xviii) or (xix) in respect of the foregoing sections) not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly, do any of the following:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (B) split, combine, subdivide, recapitalize or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as expressly permitted by Section 6.01(a)(ii); or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Company

Common Stock or other equity securities of the Company in connection with the payment of the exercise price of Company Stock Options or payment of required Tax withholding upon the exercise of a Company Stock Option or Company SAR or the vesting of Company Restricted Shares (to the extent permitted under an equity award or equity-based award as in effect on the date of this Agreement);

(ii)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws) (A) any shares of capital stock of the Company or any Company Subsidiary (other than the issuance of Company Common Stock upon the exercise of Company Stock Options, Company SARs or other awards pursuant to the Company Stock Plans, in each case outstanding on the date of this Agreement and in accordance with their terms in effect at such time); (B) any other equity interests or voting securities of the Company or any Company Subsidiary; (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary; or (F) any Company Voting Debt;

(iii)          (A) amend the Company Charter or the Company By-laws; or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NYSE;

(iv)          except as set forth in the correspondingly numbered section of the Company Disclosure Letter, (A) increase the compensation or benefits (including equity and equity-based awards) payable or to become payable to any current or former employees, directors, independent contractors, consultants or leased employees of the Company or any Company Subsidiary, (B) grant any increase in severance or termination pay to any such individual, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity and equity-based awards) to any such individual, (D) enter into any employment, offer letter, consulting, severance, retention, termination, pension, retirement or similar agreement with any such individual or any prospective employee, director, independent contractor, consultant or leased employee, (E) establish, adopt, enter into, amend (in any material respect) or terminate any material Company Benefit Plan (or any arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement), (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former employees, directors, independent contractors, consultants or leased employees of the Company or any Company Subsidiary, or (G) hire or terminate (other than for cause) any officer, employee or individual independent contractor having annual base salary in excess of $200,000, in each case (A)-(F) above, other than (x) as required by the terms of any Company Benefit Plan as in effect on the date of this Agreement and made available to Parent prior to the date of this Agreement or (y) in the ordinary course of business consistent with past practice;

(v)                                 make or adopt any material change in its accounting methods, principles, policies or practices or any of its methods of reporting income or expenses for financial accounting purposes, except insofar as may have been required by a change in GAAP or Law;

(vi)                              directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or any properties or assets, except (A) acquisitions in the ordinary course of business consistent with past practice; provided that, in no event shall the consideration paid or transferred by the Company or any Company Subsidiary exceed $20,000,000 in the aggregate or (B) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(vii)                           sell, assign, lease (as lessor), license, mortgage, sell and leaseback or otherwise transfer or subject to any Lien (other than, except with respect to capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, Permitted Liens), or otherwise dispose of any properties or assets or any interests therein other than (A) in the ordinary course of business consistent with past practice; provided that, in no event shall the consideration paid or transferred to the Company or any Company Subsidiary exceed $3,500,000 in the aggregate or (B) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(viii)                        incur, assume, guarantee or otherwise become liable for any additional Indebtedness, except for (A) the incurrence of additional Indebtedness incurred in the ordinary course of business consistent with past practice in respect of borrowings under, or issuances of letters of credit pursuant to, unfunded revolving credit facilities of the Company or any Company Subsidiary in existence as of the date hereof, not to exceed $5,000,000 in the aggregate at any one time outstanding, (B) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries or (C) the incurrence of Indebtedness pursuant to capital leases in the ordinary course of business consistent with past practice;

(ix)                              make, or agree or commit to make, any capital expenditure except (A) to the extent included in the Company’s budget relating to capital expenditures, including expenditures in connection with public utilities, as disclosed in Section 6.01(a)(ix) of the Company Disclosure Letter or (B) for capital expenditures not in excess of $1,000,000 in the aggregate;

(x)                                 enter into or amend any Collective Bargaining Agreement or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries, except for non-material amendments in the ordinary course of business consistent with past practice;

(xi)                              cancel or terminate any insurance policies or fail to use reasonable best efforts to maintain or renew such existing insurance policies;

(xii)                           enter into or amend any material Contract to the extent consummation of the Merger or compliance by the Company or any Company Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any Company Subsidiary under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, require any consent as a result of, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(xiii)                        assign, transfer, lease, amend (in any material respect), cancel, terminate, fail to renew or fail to extend any material Company Permit;

(xiv)                       settle, compromise or commence any litigation, arbitration, claim or other proceeding (including any investigation or inquiry), or release, dismiss or otherwise dispose of any claim, liability or obligation, other than settlements or compromises of litigation, arbitration or other proceedings or releases, dismissals or dispositions of claims, liabilities or obligations that are not part of or related to any Transaction Litigation (which are addressed in Section 7.06) and (A) involve the payment of monetary damages (excluding monetary damages that are reimbursed or otherwise paid to the Company pursuant to the Company’s insurance policies) in an amount not in excess of $500,000 individually for any claim or series of related claims by the Company or any Company Subsidiary and do not involve any injunctive or other non-monetary relief or impose restrictions on the respective assets, business or operations of the Company and the Company Subsidiaries and (B) involve the payment of monetary damages (excluding monetary damages that are reimbursed or otherwise paid to the Company pursuant to the Company’s insurance policies) in an amount not in excess of $2,500,000 in the aggregate by the Company or any Company Subsidiary and do not involve any injunctive or other non-monetary relief or impose restrictions on the respective assets, business or operations of the Company and the Company Subsidiaries;

(xv)                          abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, in each case, other than in the ordinary course of business consistent with past practice;

(xvi)                       (A) except for amendments, waivers or non-renewals in the ordinary course of business consistent with past practice, amend, waive or otherwise prejudice any rights or remedies under (in each case, in any material respect), assign or terminate any Material Contract or material Company Lease or enter into a Contract that would be a Material Contract or material Company Lease if entered into prior to the date hereof; or (B) amend, waive or otherwise prejudice any rights or remedies under (in each case, in any material respect), assign or terminate any Contract related to a Company Affiliate Transaction or enter into a Contract that would be required to be listed on the Company Disclosure Letter pursuant to Section 4.22 as a Company Affiliate Transaction if entered into prior to the date of this Agreement;

(xvii)                    make, change or revoke any material election with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability (including any claim, notice, audit report or assessment), change any annual  Tax accounting period, adopt or change any material accounting method for Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnification  agreement (other than any customary Tax gross-up and indemnification provisions in credit agreements, leases, supply agreements and similar agreements entered into in the ordinary course of business), pre-filing agreement, advance pricing agreement, cost  sharing agreement or closing agreement with respect to any material Tax, surrender or forfeit any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xviii)                 make any loans, advances or capital contributions to, or investments in, any Persons (other than any wholly owned Company Subsidiary) in excess of $1,000,000 in the aggregate;

(xix)                       enter into any new line of business outside of its existing business;

(xx)                          take any actions or omit to take any actions that would or would be reasonably likely to (A) result in any of the conditions set forth in Article III not being satisfied, (B) result in new or additional required approvals from any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement or (C) materially impair, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement; or

(xxi)                       authorize any of, or commit, resolve or agree, in writing or otherwise, to take any of the foregoing actions.

(b)                                 No Control.  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 6.02              No Solicitation by the Company; Company Board Recommendation.

(a)                                 Except as expressly permitted by Section 6.02(b) and Section 6.02(d), the Company agrees that it shall, and it shall cause each of the Company Subsidiaries to, and that it shall direct, and use reasonable best efforts to cause, its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives of the Company or the Company Subsidiaries (such directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives, collectively, “Representatives”), to: (i) immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”), any Alternative Proposal or any proposal that could be reasonably expected to result in an Alternative Proposal; (ii) promptly request the return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person (other than Parent) that has, within the one-year period prior to the date of this Agreement, made or indicated an intention to make, or engaged in diligence or substantive discussions with respect to, an Alternative Proposal; (iii) immediately cease access to any Person (other than Parent and its Affiliates and its and their Representatives and the Company and its Representatives) to any electronic data room maintained by the Company with respect to the transactions contemplated by this Agreement or any Alternative Proposal; and (iv) not, and not publicly announce any intention to, directly or indirectly, (A) solicit, initiate, knowingly encourage, facilitate or induce any Inquiry or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal, (B) furnish information to or afford access to the business, employees, officers, contracts, properties, assets, books or records of the Company and the Company Subsidiaries to any Person that could reasonably be expected to lead to, or in connection with, an Inquiry or an Alternative Proposal, (C) enter into, continue or maintain discussions or negotiations with any Person with respect to an Inquiry or an Alternative Proposal, (D) participate in or knowingly facilitate any discussions or negotiations (other than informing Persons of the provisions set forth in this Section 6.02, solely in response to a bona fide unsolicited Inquiry after the date hereof) regarding, or furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) of the Exchange Act) any information with respect to the Company, or take any other action to facilitate any Inquiry, (E) approve, agree to, accept, endorse or recommend any Alternative Proposal, (F) submit to a vote of its stockholders, approve, endorse or recommend any Alternative Proposal, (G) grant any waiver, amendment or release under any state antitakeover statute, (H) grant any waiver, amendment or release under any confidentiality or standstill agreement or provisions of similar effect to which it is a party or of which it is a beneficiary and shall enforce any such provisions (provided that the Company shall not be required to enforce, and shall be permitted to waive, any provision that prohibits or purports to prohibit a proposal being made to the Company Board on a confidential basis to the extent that the Company Board determines, in its good faith judgment (after consultation with the Company’s outside legal counsel), that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law (provided that the Company shall promptly notify Parent after the Company Board makes such determination)), (I) effect any Adverse Recommendation Change, or (J) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 6.02(b)).  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.02(a) (including any direction hereunder) by any Representative of the Company or any Company Subsidiary shall constitute a breach of this Section 6.02(a) by the Company.

(b)                                 Notwithstanding anything to the contrary in Section 6.02(a), if the Company or any of its Subsidiaries or any of its or their respective Representatives receives a written Alternative Proposal that was unsolicited after the date hereof by any Person or “Group” at any time prior to the Company Stockholder Approval that did not result from or arise in connection with a breach of Section 6.02(a), the Company and its Representatives may, prior to (but not after) obtaining the Company Stockholder Approval, take the actions set forth in subsections (i) and (ii) of this Section 6.02(b) if the Company Board (including any duly authorized committee thereof) has determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Alternative Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) obtain from such Person or “Group” an executed confidentiality agreement containing terms at least as restrictive in all material respects with respect to such Person or “Group” as the terms of the Confidentiality Agreement are with respect to Parent (it being agreed that such confidentiality agreement shall include a standstill agreement but may permit submission of non-public, private proposals to the Company Board) and, (ii) following the entry into such confidentiality agreement, furnish information to such Person or “Group,” enter into discussions and negotiations with such Person or “Group” with respect to such Alternative Proposal and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries in response to such Alternative Proposal.

(c)                                  Promptly (but in no event more than twenty-four hours) following receipt of any Alternative Proposal or any Inquiry, the Company shall advise Parent in writing (including by email in accordance with Section 9.07) of the receipt of such Alternative Proposal or Inquiry, and the terms and conditions of such Alternative Proposal or Inquiry (including, in each case, the identity of the Person or “Group” making any such Alternative Proposal or Inquiry), and the Company shall as promptly as practicable provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing, or (ii) a written summary of the material terms of such Alternative Proposal or Inquiry, if oral.  The Company agrees that it shall provide to Parent (on a substantially simultaneous basis) any non-public information concerning the Company or any of its Subsidiaries that may be provided (pursuant to Section 6.02(b)) to any other Person or “Group” in connection with any Alternative Proposal or Inquiry that has not previously been provided to Parent.  In addition, the Company shall provide Parent as promptly as practicable with notice setting forth all such information as is reasonably necessary to keep Parent informed on a current basis in all material respects of all material communications regarding such Alternative Proposal or Inquiry (including material amendments or proposed material amendments thereto (including all pricing changes)).

(d)                                 Notwithstanding anything herein to the contrary, at any time prior to the Company Stockholder Approval, the Company Board may (i) solely upon the occurrence of an Intervening Event or in the event that the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 6.02(d)), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being an “Adverse Recommendation Change”) (including, for the avoidance of doubt, recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) and (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 6.02(d)), terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided, that the Company Board may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(i)                                     the Company has complied in all material respects with this Section 6.02;

(ii)                                  the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Parent, in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and shall include a copy of such Superior Proposal and all other material transaction agreements and other material documents relating to such Superior Proposal (or, where no such copy is available, a description of the material terms and conditions of such Superior Proposal), or, in cases involving an Intervening Event, of the circumstances giving rise to the Adverse Recommendation Change;

(iii)                               during the Notice Period, the Company has and has caused its financial advisors and outside legal counsel to negotiate with Parent in good faith (to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) a Superior Proposal, or in cases involving an Intervening Event, the failure to make such Adverse Recommendation Change (in the judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) would no longer be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

(iv)                              the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, and after consultation with the Company’s financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in cases involving an Intervening Event, that the failure to make such Adverse Recommendation Change would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

If during the Notice Period any revisions are made to the Superior Proposal, the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 6.02(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three Business Day period above shall be deemed to be references to a two Business Day period.

(e)                                  Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal or from making any disclosure to the Company’s stockholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 6.02(d).  For the avoidance of doubt, any public disclosure (other than any “stop, look and listen” statement) by the Company, any Company Subsidiary or the Company Board relating to any determination or other action by the Company Board or the Company with respect to any Alternative Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.  Notwithstanding the foregoing, a factually accurate public statement that describes the Company’s receipt of an Alternative Proposal and the operation of the Agreement with respect thereto (in which the Company indicates that it has not changed the Company Recommendation) shall not, in and of itself, be deemed an Adverse Recommendation Change; it being understood that any disclosure contemplated by the foregoing relating to an Alternative Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board indicates that it has not changed the Company Recommendation in such disclosure.

(f)                                   If (i) any public announcement regarding an Alternative Proposal is made by any of the Company’s Representatives or by the Person making such Alternative Proposal, (ii) within three Business Days following such public announcement, Parent delivers to the Company in writing a request that the Company Board expressly publicly reaffirm the Company Recommendation (which such request may be made by Parent only once with respect to such Alternative Proposal, unless any revisions are made to such Alternative Proposal in which case an additional request may be made by Parent once with respect to each such revised Alternative Proposal), and (iii) the Company Board does not expressly publicly reaffirm the Company Recommendation during the period of three Business Days following the delivery to the Company of such request, then the Company shall be deemed to have made an Adverse Recommendation Change at 11:59 p.m., New York City time, on the last day of such period of three Business Days.

(g)                                  For purposes of this Agreement:

(i)                                     “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving the Company which would result in any Person or “Group” beneficially owning 20% or more of the outstanding equity interests of the Company or any successor or parent company thereto; (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise), of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or “Group” of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (D) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (E) any combination of the foregoing (in each case, other than the Merger).

(ii)                                  “Intervening Event” means a material event, development, occurrence, effect, condition or change affecting the Company that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Company Board as of the date of this Agreement, which material event, development, occurrence, effect, condition or change (including any change in probability or magnitude of consequences) becomes known to the Company Board prior to the Company Stockholder Approval; provided that, for the avoidance of doubt, in no event shall the following events, developments, occurrences, effects, conditions or changes constitute or give rise to an Intervening Event: (A) any action taken by the parties hereto to the extent required by the affirmative covenants set forth in Section 7.03, and the consequences of any such action; (B) the receipt, existence of or terms of an Alternative Proposal or Inquiry or the consequences thereof; or (C) compliance with, any required notices or filings under and the expiration of the applicable waiting period under the HSR Act, including any consequence of noncompliance thereof or the non-expiration of such waiting period or any action in connection therewith.

(iii)                               “Superior Proposal” means any bona fide written proposal or offer made by a third party or “Group” pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or “Group” would acquire, directly or indirectly, more than 50% of the Company Common Stock or assets of the Company and the Company Subsidiaries, taken as a whole; (A) on terms which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement); and (B) that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be reasonably likely to be consummated, taking into account all financial, regulatory, legal and other aspects (including certainty of closing) of such proposal.

ARTICLE VII

Additional Agreements

SECTION 7.01              Preparation of the Proxy Statement; Company Stockholders Meeting.

(a)                                 As promptly as reasonably practicable following the date of this Agreement (and in any event on or before the date that is fifteen Business Days after the date hereof), the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”).  Parent and the Company shall cooperate and consult with each other in the preparation of the Proxy Statement.  Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide the other with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on the Proxy Statement or response (including the proposed preliminary and final versions of the Proxy Statement or response), (ii) shall consider in good faith all comments reasonably proposed by Parent and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.  The Company shall cause all documents that it is responsible for filing with the SEC or other Governmental Entities under this Section 7.01(a) to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder.

(b)                                 If prior to the Effective Time any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent shall cooperate with the Company in the Company’s prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.  Nothing in this Section 7.01(b) shall limit the obligations of any party under Section 7.01(a).

(c)                                  If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company shall promptly file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s stockholders.  Nothing in this Section 7.01(c) shall limit the obligations of any party under Section 7.01(a).

(d)                                 The Company shall, as soon as reasonably practicable after the SEC clears the Proxy Statement, duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of (i) seeking the Company Stockholder Approval and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s “named executive officers” as determined under Regulation S-K in connection with the completion of the Merger.  In connection with the foregoing, the Company shall (A) as reasonably promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement cause the Proxy Statement to be mailed to the Company’s stockholders (and in no event more than five Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement); and (B) subject to Section 6.02(d), use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and obtain the Company Stockholder Approval.  The Company shall convene and hold the Company Stockholders Meeting as soon as possible after the twentieth Business Day following the mailing of the Proxy Statement to the Company’s stockholders.  The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval (the “Company Recommendation”) and shall include such recommendation in the Proxy Statement, in each case, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.02(d).  Notwithstanding the foregoing provisions of this Section 7.01(d), if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall, upon the request of Parent (and only with the prior written consent of Parent), make one or more successive postponements or adjournments of the Company Stockholders Meeting; provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than twenty days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).  Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law.

(e)                                  Without limiting the generality of the foregoing, the Company agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee in accordance with Section 8.03(b) or the Expense Reimbursement in accordance with Section 8.03(d), (i) its obligations to hold the Company Stockholders Meeting pursuant to this Section 7.01 shall not be affected by the making of an Adverse Recommendation Change by the Company Board and (ii) its obligations pursuant to this Section 7.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any

Alternative Proposal.  Unless this Agreement is terminated in accordance with its terms and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee in accordance with Section 8.03(b) or the Expense Reimbursement in accordance with Section 8.03(d), the Company agrees that it shall not submit to the vote of the Company’s stockholders any Alternative Proposal (whether or not a Superior Proposal).

SECTION 7.02              Access to Information; Confidentiality.  Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request, including all information regarding the Company and the Company Subsidiaries that is required by the Australian Corporations Act 2001 (Cth) and the rules and regulations promulgated thereunder, the listing rules of the ASX and all regulatory guides of the Australian Securities and Investments Commission applicable to the Merger and the other transactions contemplated hereby (including the Offer) (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines in good faith, after consultation with outside counsel, that such disclosure or access alone — or taken together with other competitively sensitive information Company has made or will make available to Parent — would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its reasonable best efforts to (A) obtain the required consent of such third party to such access or disclosure or (B) otherwise provide the information in a manner that does not require such consent), (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), or (iii) violate, or would reasonably be expected to violate, any Law (provided that the Company shall use its reasonable best efforts to provide such access or make such disclosure in a manner that does not violate Law).  If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld.  Without limiting the obligations set forth in Section 7.07 of this Agreement, all information exchanged pursuant to this Section 7.02 shall be subject to the confidentiality agreement, dated as of August 18, 2016, between Parent and the Company (the “Confidentiality Agreement”).  Notwithstanding the foregoing, Parent may, following prior notice and consultation with the Company, disclose to potential purchasers of any of the Company’s or Parent’s or their respective Subsidiaries’ businesses or other assets in connection with any divestiture obligations and any representatives of such potential purchasers, such confidential information reasonably related to such businesses or assets to be divested pursuant to Section 7.03(f), subject, to the extent necessary or reasonably advisable, to appropriate “clean room” arrangements.

SECTION 7.03              Efforts to Consummate.

(a)                                 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, including this Section 7.03, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable.

(b)                                 Filings and Consents.  Parent and the Company shall (i) file as promptly as practicable (and in any event within ten Business Days of the execution of this Agreement, unless a later time is mutually agreed by the parties) with the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement, (ii) promptly (and not later than 20 business days after the date hereof, unless otherwise agreed by the parties) work cooperatively together to prepare and file a draft CFIUS Notice in accordance with 31 C.F.R. Part 800 and customary practice, and promptly file a final CFIUS Notice in connection with the CFIUS Clearance and in accordance with 31 C.F.R. Part 800 after receipt of confirmation that CFIUS has no comment on the draft CFIUS Notice, and timely provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with CFIUS review or investigation of the transactions contemplated by this Agreement, (iii)  promptly assemble and provide the information necessary for Parent to, as soon as reasonably practicable after the date hereof (and not later than 20 Business Days after the filing of a final CFIUS Notice), prepare and make or cause to be made a notification under Part III of the ICA with the Investment Review Division of Innovation, Science and Economic Development Canada (the “IRD”) with respect to the transactions contemplated hereby, and timely respond at the earliest practicable date to any requests for additional information made by the IRD or any Governmental Entity in connection with the notification or any review initiated under the ICA and (iv) as promptly as practicable and advisable, after the date of this Agreement, use reasonable best efforts to prepare and submit all other filings, notifications, information updates and other presentations required by or in connection with seeking, and use reasonable best efforts to obtain, all Consents, expirations or terminations of waiting periods, non-actions, exemptions, change of ownership approvals or other authorizations from any Governmental Entity or other third party (the “Authorizations”), in each case that are reasonably necessary or advisable in connection with the Merger or any of the other transactions contemplated by this Agreement, and to assist and cooperate with the other party in connection with the foregoing; provided, that Parent and the Company shall have no obligation to pay any fee to any third party for the purpose of obtaining any such Authorization, or pay any costs and expenses of any third party resulting from the process of obtaining such Authorization (without limiting Parent’s obligations under Section 7.03(f)), except to the extent that either party is required by law to pay any filing fees due to any Government Entities reviewing the transaction.

(c)                                  Cooperation. The Company shall not enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Parent.  Subject to Section 7.06, each of Parent and the Company shall (i) cooperate in all respects with each other and their respective

Representatives in connection with any filing or submission and in connection with any proceeding by or before a Governmental Entity, including any proceeding initiated by a private party; (ii) promptly inform the other party, or its counsel, upon receipt of any substantive communication received by such party from, or given by such party to, CFIUS, the IRD, the FTC, the Antitrust Division or any other Governmental Entity or such private party, in each case, regarding any such filing, submission, proceeding or the transactions contemplated hereby; (iii) permit the other party or its counsel to review and discuss reasonably in advance, and consider in good faith the views of the other party or its counsel in connection with, any proposed substantive communication to be given by it to CFIUS, the IRD, the FTC, the Antitrust Division or any such other Governmental Entity or, in connection with any proceeding by such private party, any other person; and (iv) to the extent not prohibited by CFIUS, the IRD, the FTC, the Antitrust Division or such other Governmental Entity, give the other party or its counsel reasonable advance notice of any in-person meeting, and any conference call that is initiated by such party or scheduled in advance, with such Governmental Entity or such private party and not participate independently therein without first giving the other party or its counsel reasonable opportunity to attend and participate therein or, in the event such other party or its counsel does not attend or participate therein, consulting with such other party or its counsel reasonably in advance and considering in good faith the views of such other party or its counsel in connection therewith.  Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.03(c) as “Antitrust Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel (or previously agreed outside consultant, as applicable) of the recipient and shall not be disclosed by such outside counsel (or previously agreed outside consultant, as applicable) to employees, officers or directors of such outside counsel’s client unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  Materials provided by a party to the other party pursuant to this Section 7.03(c) may be redacted (x) to remove references concerning the valuation of Parent, the Company or any of their respective subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address privilege or confidentiality concerns.

(d)                                 Settlements and Litigation.  Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 7.03, it is agreed that Parent shall have the principal responsibility for devising and implementing the strategy for obtaining CFIUS Clearance, ICA Clearance and any necessary antitrust or competition clearances; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of obtaining CFIUS Clearance, ICA Clearance or antitrust or competition clearance and consult with the Company prior to taking any material substantive position in any written position, or, to the extent practicable, discussions with any Governmental Entity.  The Company shall not, and shall not permit any of its Subsidiaries or Representatives to, make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any substantive proposed settlement, consent decree, commitment or remedy, except as specifically requested by or agreed with Parent.  Nothing in this Section 7.03 shall require Parent (or permit the Company or its Subsidiaries without the prior written consent of Parent) to litigate with any Governmental Entity.

(e)                                  Additional Information.  Each of Parent and the Company shall comply, as early and completely as practicable and advisable, with any request for additional information, documents or other materials received by such party or any of its Subsidiaries from the FTC, the Antitrust Division or any other Governmental Entity in relation to the transactions contemplated by this Agreement.

(f)                                   Divestiture Obligations.  Subject to Section 7.03(g), to the extent necessary in order to obtain the requisite Authorizations of Governmental Entities, Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture, assignment or disposition of such assets or businesses of Parent, or effective as of the Effective Time, the Company, or otherwise offer to take or offer to commit to take any action which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to avoid the commencement of any action by any Governmental Entity to prohibit the transactions contemplated by this Agreement on the basis of the Antitrust Laws, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order issued or imposed on the basis of the Antitrust Laws so as to enable the Closing to occur as soon as reasonably possible, and in any event, not later than the End Date.

(g)                                  Caps on Divestitures. Notwithstanding the foregoing, nothing contained in this Agreement, including Section 7.03(f), or the “reasonable best efforts” standard generally, shall require, or be construed to require that Parent take, or cause to be taken, (i) any action with respect to any of the assets or businesses of Parent or of the Company or their respective Subsidiaries that is not conditioned on consummation of the transactions contemplated by this Agreement or (ii) any action that would require Parent to sell, divest, assign, dispose of or hold separate (or effect any other remedy requested by a Governmental Entity in respect of) any assets or businesses of Parent, the Company or their respective Subsidiaries, or agree to, or enter into any conditions or mitigation agreements or other remedies under Antitrust Laws, the DPA or the ICA, which would, in the aggregate, represent or cause a one year loss of EBIT (as measured by 2016 EBIT contribution to the extent affecting assets set forth on Section 7.03(g) of the Company Disclosure Letter, as set forth under the heading “Reference Number” for the applicable asset, or to the extent affecting assets not on such schedule, as reasonably determined by the parties) in excess of $15,000,000 or require divestiture or licensing of either party’s brand or related intellectual property except where such brand or related intellectual property is exclusively used by the party in connection with products manufactured entirely at assets or businesses that are divested pursuant to Section 7.03(f); provided, that, in each case, as between Parent and the Company, Parent shall determine in its sole discretion the assets or businesses of Parent, the Company or any of their respective Subsidiaries to be so sold, divested, assigned, disposed of, held separate or subject to any restriction or limitation.

(h)                                 Alternative Proposal.  Notwithstanding anything else contained in this Agreement, during the term of this Agreement neither the Company nor any of its Affiliates or any of their respective Representatives shall cooperate with any other Person in seeking regulatory clearance of any Alternative Proposal.

SECTION 7.04              Public Announcements.  Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement or the transactions contemplated hereby, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as such party may reasonably conclude may be required by applicable Law, by court process, or by obligations pursuant to the requirements of any applicable securities exchange (in which case the disclosing party shall consult with the other parties in advance of such disclosure to the extent practicable under the circumstances).  The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.  Nothing in this Section 7.04 shall limit the ability of any party hereto to make additional disclosures that are consistent in all but de minimis respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 7.05              Indemnification, Exculpation and Insurance.

(a)                                 Parent agrees that, from and after the Effective Time, it will cause the Company and Company Subsidiaries to provide all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements between any Company Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand (to the extent disclosed on Section 7.05(a) of the Company Disclosure Letter or otherwise made available to Parent prior to the date hereof), in each case, as in effect on the date of this Agreement, in accordance with their terms.  From and after the Effective Time, Parent agrees to cause the Surviving Company to indemnify and hold harmless each individual who was prior to or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable and documented fees, costs and expenses, including attorneys’ fees and disbursements (subject to the limitations described in Section 7.05(d)), incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, in each case, arising out of acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the extent provided by the Company Charter, the Company By-laws or the comparable charter or organizational documents of the Company Subsidiaries as in effect on the date of this Agreement, as applicable, or the terms of any indemnification or other similar agreement between any Company Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand (to the extent disclosed on Section 7.05(a) of the Company Disclosure Letter or otherwise made available to Parent prior to the date hereof), as in effect on the date of this Agreement, as applicable, and in each case subject to applicable Law.  In the event of any such claim, action, suit or proceeding, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within twenty Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor, in each case, to the extent provided by the Company Charter, the Company By-laws or the comparable charter or organizational documents of the Company Subsidiaries as in effect on the date of this Agreement, as applicable, or the terms of any indemnification or other similar agreement between any Company Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand (to the extent made available to Parent prior to the date hereof), as in effect on the date of this Agreement, as applicable; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) the Surviving Company and such Company Indemnified Party shall cooperate with each other in the defense of any such matter.  Section 7.05(a) of the Company Disclosure Letter sets forth a complete and correct list of all indemnification or other similar agreements (other than organizational documents of the Company or any of its Subsidiaries) between any Company Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

(b)                                 In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company directly or indirectly assume the obligations set forth in this Section 7.05.

(c)                                  For a period of six years from and after the Effective Time, the Surviving Company shall either (and Parent shall cause the Surviving Company to) cause to be maintained in effect the policies of directors and officers liability insurance maintained by the Company or a Company Subsidiary as of the date hereof (true and correct copies of which that are in effect as of the date of this Agreement have been made available to Parent prior to the date of this Agreement) or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors and officers insurance coverage currently maintained by the Company, in either case, with amounts not less than the existing coverage and having other terms not less favorable to the insured persons than the directors and officers liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Company be required to pay (or Parent be required to cause the Surviving Company to pay) with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement for directors and officers liability insurance (which amount is set forth in Section 7.05(c) of the Company Disclosure Letter) (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 7.05 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.  In lieu of such insurance, prior to the Closing Date Parent may purchase or cause the Company to purchase, at Parent’s option and expense (following reasonable consultation with the Company), “tail” directors and officers liability insurance for a period of six years from and after the Effective Time for the Company and its current and former directors and officers who are currently covered by the directors and officers insurance currently maintained by the Company, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors and officers liability insurance currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the total cost of any such tail insurance for the directors and officers liability insurance exceed the Maximum Amount.  In the event that such tail coverage is purchased, the Surviving Company and Parent shall cease to have any obligations under the first sentence of this Section 7.05(c).  The Surviving Company shall maintain such policies in full force and effect during the period of insurance, and continue to honor its obligations thereunder.

(d)                                 Any Company Indemnified Party wishing to claim indemnification under Section 7.05(a), upon learning of any claim, action, suit or proceeding, shall notify Parent and the Surviving Company thereof, but the failure to so notify shall not relieve the Surviving Company of any liability it may have to such Company Indemnified Party to the extent such failure does not prejudice the indemnifying party. In the event of any such claim, action, suit or proceeding, Parent or the Surviving Company shall have the right to assume the defense thereof through counsel (i) with recognized competence and experience in connection with claims, actions, suits or proceedings of the type involved, and (ii) reasonably acceptable to the Company Indemnified Parties, and neither Parent nor the Surviving Company shall be liable to such Company Indemnified Parties for the expenses of other counsel engaged by such Company Indemnified Parties in connection with the defense thereof; provided, however, that pursuant to this Section 7.05(d), (x) the Company Indemnified Parties will cooperate in the defense of any such matter and (y) neither Parent nor the Surviving Company shall be liable for any settlement effected without its prior written consent.

(e)                                  The provisions of this Section 7.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 7.06              Transaction Litigation.  In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or threatened against the Company, any Company Subsidiary, or its or their Representatives, by security holders of the Company (“Transaction Litigation”), the Company shall promptly notify Parent of such litigation (including by providing copies of all pleadings with respect thereto) and shall keep Parent informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate in and control the defense or settlement of any Transaction Litigation, and no such settlement shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).  Without limiting in any way the parties’ obligations under Section 7.03, the Company shall cooperate, shall cause the Company Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its directors, officers and other Representatives to cooperate in the defense against such Transaction Litigation.

SECTION 7.07              Financing.

(a)                                 Each of Parent and Merger Sub will use reasonable best efforts to obtain, or cause to be obtained, (x) the Financing or (y) any other alternative debt or equity financing (such alternative financing, the “Alternate Financing”) including using its reasonable best efforts with respect to (i) (other than where the Commitment Documents have terminated as a result of the consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event) complying with and maintaining in effect the Commitment Documents, including by complying with any “flex” provisions contained in any fee letter referred to therein in accordance with the terms thereof and using reasonable best efforts to ensure the accuracy of all representations and warranties and the compliance with all covenants and agreements of Parent and its Subsidiaries under the Commitment Documents, and (ii) (other than where the Commitment Documents have terminated as a result of the consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event) satisfying on a timely basis all conditions to obtaining the Financing that are within the control of Parent and its Subsidiaries and by paying when due any fees or deposits required by the Commitment Documents, the Underwriting Agreement or any fee letter referred to therein. Other than where the Commitment Documents have terminated as a result of the consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event, Parent shall use its reasonable best efforts to timely (A) cause the Financing Sources under the Commitment Documents and the Underwriting Agreement to fully fund the Financing provided for thereunder and (B) fully enforce its rights under the Commitment Documents and the Underwriting Agreement in the event of breach or threatened breach by the Financing Sources, in each case, to the extent required to consummate the transactions contemplated by this Agreement at the Closing. The Financing shall be in an aggregate amount sufficient, together with the Alternate Financing, if any, and any other sources available to Parent and Merger Sub (including cash balances and borrowings under Parent’s corporate debt facilities), to fund the payment of the Merger Consideration and to make any other payment required to consummate the transactions contemplated by this Agreement and to pay the related fees and expenses, in each case required to be made on the Closing Date.  Parent shall give the Company prompt notice upon becoming aware of, or receiving notice or other communication with respect to, any material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) would reasonably be expected to give rise to any material breach of or default under, the Commitment Documents or the Underwriting Agreement by a party thereto prior to the Closing or any termination, withdrawal or rescission of the Commitment Documents or the Underwriting Agreement prior to the Closing (other than as a result of consummation of an Alternate Financing or as a result of the cancellation by Parent of any of the undrawn commitment under the Commitment Documents if, after giving effect to such cancellation, the amount of remaining funding available to Parent under the Financing and any Alternate Financing, together with any other sources available to

Parent (including cash balances and borrowings under Parent’s corporate debt facilities), is sufficient to fund the payment of the Merger Consideration and to make any other payment required to consummate the transactions contemplated by this Agreement and to pay the related fees and expenses, in each case required to be made on the Closing Date (“Commitment Reduction Event”)). Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub expressly acknowledges and agrees that neither the availability nor terms of the Financing or any Alternate Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, which are subject only to the express conditions set forth in Article III, irrespective and independent of the availability or terms of the Financing or any Alternate Financing, Parent’s or Merger Sub’s use of efforts in accordance with this Section 7.07, or otherwise.

(b)                                 Parent shall not, without the prior written consent of the Company or otherwise as a result of consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event, (i) terminate or permit the termination, withdrawal, repudiation or rescission of, or release the obligations of any Financing Sources under, any of the Commitment Documents or the Underwriting Agreement prior to the Closing, or (ii) permit any amendment or modification to, or any waiver of any provision or remedy under, or replace, any of the Commitment Documents or the Underwriting Agreement; provided, that Parent may amend the Commitment Documents or the Underwriting Agreement to add Financing Sources, lead arrangers, bookrunners, syndication agents or similar entities or guarantors who have not executed the Commitment Documents or the Underwriting Agreement as of the date hereof and provided further that Parent may make an amendment or modification to, or obtain or grant a waiver under, any of the Commitment Documents or the Underwriting Agreement where such amendment, modification or waiver would not have a material adverse effect on the ability of Parent to obtain any funding under the Financing which Parent requires to consummate the transactions contemplated by this Agreement at the Closing.

(c)                                  Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing (or any Alternate Financing), including by providing prompt written notice to the Company (i) of (x) any breach or default (or, to the Knowledge of Parent, threatened breach or default or event which with notice or lapse of time or both would reasonably be expected to constitute a default) by any party to any of the Commitment Documents or the Underwriting Agreement or any actual or, to the Knowledge of Parent, threatened termination, withdrawal, repudiation or rescission of any of the Commitment Documents other than as a result of the consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event or (y) any dispute or disagreement between or among Parent, on the one hand, and the Financing Sources under the Financing on the other hand, with respect to the obligation to fund any of the Financing or the amount of the Financing to be funded at the Closing, and (ii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the aggregate amount of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Documents or the Underwriting Agreement other than as a result of the consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event.

(d)                                 Prior to the Closing, the Company shall provide, shall cause the Company Subsidiaries to provide, and shall use reasonable best efforts to cause its and their respective

Representatives to use reasonable best efforts to provide, on a timely basis, all cooperation that is reasonably requested by Parent or customary in connection with the arrangement or consummation of, or the compliance by Parent of its obligations under, the Financing or any Alternate Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using its reasonable best efforts to if requested in writing by Parent, (i) as promptly as reasonably practicable provide (x) such financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested in writing by Parent to enable Parent to consummate, or comply with its obligations under, the Financing or any Alternate Financing including any such information as is customary to be included in syndication or offering materials contemplated by the Financing or Alternate Financing and (y) (A)(1) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the two fiscal years of the Company ended at least ninety days prior to the Closing Date and statements of operations, changes in stockholders’ equity and cash flows for each of the two fiscal years of the Company ended at least ninety days prior to the Closing Date and an unqualified audit report relating thereto, (2) unaudited consolidated financial statements of the Company consisting of balance sheets and related statements of income and cash flows as of the last day of and for the most recently completed fiscal quarter ended at least forty-five days before the Closing Date, or, in the case of the statement of cash flows, for the period from the beginning of the most recently completed fiscal year ended at least ninety days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least forty-five days before the Closing Date (all of which shall have been reviewed by the independent accountants for the Company (as applicable) as provided in the Public Company Accounting Oversight Board Interim Standards AU Section 722, Interim Financial Information), in each case other than with respect to any quarter-end that is also a fiscal year-end, and (3) all financial information about the Company requested in writing reasonably required in order to prepare (I) a pro forma consolidated statement of income of Parent and its Subsidiaries for the most recently completed fiscal year ended at least ninety days before the Closing Date and (II) (X) a pro forma consolidated balance sheet of Parent and its Subsidiaries as of the last day of the most recently completed fiscal quarter ended at least forty-five days before the Closing Date and (Y) a pro forma consolidated statement of income of Parent and its Subsidiaries for the period from the beginning of the most recently completed fiscal year ended at least ninety days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least forty-five days before the Closing Date, together with, in the case of this clause (Y), a corresponding statement for the corresponding period of the prior year, in each case prepared after giving effect to the transactions described herein as if they had occurred as of such date (in the case of each such balance sheet) or at the beginning of such period (in the case of each such statement of income) and, in each case contemplated by clauses (A)(1) and (A)(2), meeting the requirements of Regulation S-X (subject to exceptions customary for a Rule 144A offering) and (B) to the extent not already provided under clause (A), all financial statements and other financial data relating to the Company and the Company Subsidiaries requested in writing to be included in a complete printed preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary “high-yield road show” for offerings of debt securities which contains all financial statements and other financial data to be included therein (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants as provided in Statement on

Auditing Standards No. 100 issued by the Auditing Standards Board (subject to exceptions customary for a Rule 144A offering)) and all appropriate pro forma financial statements prepared in accordance with, or reconciled to, GAAP and prepared in accordance with Regulation S-X under the Securities Act as if the applicable debt securities were registered, unless otherwise agreed, but subject to exceptions customary for a Rule 144A offering such as the information required by Rules 3-10 and 3-16 of Regulation S-X), and all other data requested in writing (including selected financial data) that the SEC would require in a registered offering of the applicable debt securities (subject to exceptions customary for a Rule 144A offering), and that would be necessary in order to receive customary “comfort” (including “negative assurance” comfort) from independent accountants of Parent and the Company in connection with the offering of the applicable debt securities (and the Company shall arrange the delivery of such comfort with respect to such information) (all such information specified in clause (A) and clause (B) to the extent requested in writing by Parent, the “Required Information”); provided, however, that the Required Information will not include (or be deemed to require the Company to prepare) any pro forma financial statements or adjustments (including regarding any synergies, cost savings, ownership or other post-Merger adjustments) or financial projections; (ii) provide customary certificates and other documents and instruments relating to the Financing or Alternate Financing; (iii) obtain customary authorization letters, comfort letters, and accountants’ consent letters, as may be requested by Parent in writing; (iv) cooperate with Parent to obtain surveys and title insurance as may be requested by Parent in writing; (v) cause its senior officers and other Representatives to be available, upon reasonable advance notice and at times and locations reasonably acceptable to the Company, to participate in a reasonable number of informational meetings, sessions, due diligence meetings and presentations with rating agencies and road show meetings in connection with the Financing or Alternate Financing; (vi) cooperate with Parent and Parent’s efforts to obtain customary corporate and facilities ratings; (vii) provide customary authorization letters to the Financing Sources and agents in respect of the Financing or Alternate Financing authorizing the distribution of information to prospective lenders and investors and containing a representation to such financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or its or their securities; (viii) assist Parent and its financing sources in the preparation of customary materials for rating agency presentations, syndication documents and materials (including bank information memoranda (confidential and public), offering documents, offering memoranda, lender and investor presentations (including road shows), business projections and other marketing materials and similar documents for the Financing or Alternate Financing); (ix) assist Parent in obtaining legal opinions of the Company’s counsel; (x) furnish Parent and any Financing Sources promptly, and in any event within seven Business Days after request, with all documentation and other information required by any Governmental Entity with respect to the Financing or Alternate Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended; (xi) participate in due diligence sessions with prospective Financing Sources and their representatives as may reasonably be requested and provide reasonable access to documents and other information in connection with customary due diligence investigations conducted by prospective Financing Sources; and (xii) request that the Company’s independent auditors cooperate with efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from such auditors and participate in customary due diligence sessions.  On and from the date hereof, the Company and its counsel shall be given reasonable opportunity to review and comment upon any offering memoranda or similar documents, or any materials for rating agencies, that include information about the Company or any of its Subsidiaries prepared in connection with the Financing or Alternate Financing.  Notwithstanding anything in this Agreement to the contrary, none of the Company or any of the Company Subsidiaries shall be required to (A) pay any commitment or other similar fee or incur any other liability or obligation of any kind, including under any guarantee or pledge or any other document relating to the Financing or Alternate Financing, in connection with the Financing or Alternate Financing prior to the Closing Date, (B) enter into any binding agreement or commitment, or adopt any resolution or otherwise take any corporate or similar action, in connection with the Financing or Alternate Financing that is not conditioned on the occurrence of the Closing Date, or (C) take any action that would reasonably be expected to (1) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (2) cause any representation, warranty or covenant in this Agreement to be breached or any condition set forth in Article III to fail to be satisfied except where Parent expressly waives such breach or noncompliance, (3) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (4) result in the public disclosure of the Company’s financial position or results of operations prior to the date such information has been released by the Company to the public or (5) require the Company or the Company Subsidiaries to provide any access, documents or information that would not be required pursuant to Section 7.02 (but subject to the obligations in Section 7.02 to seek to address any limitations on the provision thereof).  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable and documented attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 7.07 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective directors and other Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing or Alternate Financing and any information used in connection therewith (except with respect to any information provided by the Company or any of the Company Subsidiaries), and any action taken by any of them at the written request of Parent or Merger Sub pursuant to this Section 7.07(d).

(e)                                  If prior to the Closing the Financing becomes unavailable for any reason on the terms and conditions set forth in the Commitment Documents or Underwriting Agreement, other than as a result of the consummation of an Alternate Financing or the occurrence of a Commitment Reduction Event, Parent shall (i) as promptly as practicable after obtaining Knowledge that such portion has become or is reasonably expected to become unavailable, notify the Company of such unavailability and the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as reasonably practicable following such Financing becoming unavailable, replacement debt or equity financing (in an amount sufficient to enable the transactions contemplated hereby to be consummated) (“Replacement Financing”) from the same or other sources pursuant to commitment letters (or other agreements) and on terms and conditions that are not less favorable in the aggregate to Parent than such unavailable Financing (including the “flex” provisions contained in any fee letter) or on other terms and conditions acceptable to Parent, pursuant to commitment letters (or other agreements) (complete and correct executed copies of which shall be promptly provided to the Company; provided, that any fee letter (or similar confidential letter) may be redacted in a customary manner solely with respect to fee amounts, yield and interest caps, original issue discount amounts and “flex” and “securities demand” terms and other similar economic terms that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under the Replacement Financing). Notwithstanding the foregoing, no such Replacement Financing may expand upon the conditions precedent or contingencies to the funding of the Financing on the Closing Date as set forth in the Commitment Documents or the Underwriting Agreement, respectively, in effect on the date hereof where such expanded conditions precedent or contingencies would reasonably be expected to make the funding of such Replacement Financing less likely to occur than would be the case (or would have been the case) in relation to the Financing that has become or is reasonably expected to become unavailable or otherwise include terms (including any “flex” provisions) that would reasonably be expected to make the funding of such Replacement Financing less likely to occur than would be the case (or would have been the case) in relation to the Financing that has become or is reasonably expected to become unavailable.  For the purposes of this Agreement, the terms “Commitment Documents,” “Underwriting Agreement” and “Financing” shall be deemed to include any commitment letter (or other agreement), underwriting agreement or commitment or any fee letter referred to in such commitment letter or underwriting agreement with respect to any Replacement Financing arranged in compliance with this Section 7.07(e) (and any Commitment Documents and Financing remaining in effect at the time in question).

(f)                                   All non-public or otherwise confidential information regarding the parties hereto obtained by the other parties pursuant to this Section 7.07 (other than information that is to be disclosed in connection with the Offer) shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Company agrees that Parent and Merger Sub may share non-public or otherwise confidential information with the Financing Sources and that Parent, Merger Sub and such Financing Sources may share such information with potential Financing Sources in connection with the marketing efforts related to the Financing or the Alternate Financing if the recipients of such information agree to customary confidentiality arrangements, including “click-through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.  The Company hereby consents to use of the logos of the Company and its Subsidiaries on customary marketing materials in connection with the Financing or the Alternate Financing.

(g)                                  With respect to the Indebtedness set forth in Section 7.07(g) of the Company Disclosure Letter (the “Specified Indebtedness”) of the Company or any of the Company Subsidiaries identified by Parent in writing at least fifteen Business Days prior to the Closing Date to be repaid in connection with the consummation of the Merger, (i) the Company shall, or shall have caused the Company Subsidiaries to, use reasonable best efforts to deliver all notices and take other actions required to facilitate the termination of commitments in respect of such Indebtedness, repayment in full of all outstanding obligations in respect of such Indebtedness and release of any Liens and guarantees in connection therewith on the Closing Date, in each case, subject to clause (y) of this Section 7.07(g), and (ii) no later than one Business Day prior to the Closing Date, the Company shall, or shall have caused the Company Subsidiaries to, use reasonable best efforts to provide a copy to Parent of customary payoff letters with respect to such Indebtedness (each, a “Payoff Letter”) in substantially final form and in form and substance customarily provided by the agents of such Specified Indebtedness with respect to the payoff thereof, which Payoff Letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness as of the Closing Date, other than any customary expense reserves or amounts necessary to cash collateralize reimbursement obligations with respect to letters of credit issued thereunder as set forth in the applicable loan documents for such Specified Indebtedness (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof, other than those obligations which by their terms survive repayment of the obligations, and Liens in connection therewith on the assets of the Company or any Company Subsidiary or otherwise on the business operated by the Company or any Company Subsidiary shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, released, or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit or similar Indebtedness.

(h)                                 Notwithstanding any of the other provisions of this Agreement (including this Section 7.07) or the Confidentiality Agreement, the Company consents to the public disclosure of the documents issued in connection with the Offer and the information contained therein.

SECTION 7.08              Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b3 promulgated under the Exchange Act.

SECTION 7.09              Employee Matters.

(a)                                 From and after the Effective Time, Parent shall cause the Surviving Company to honor, in accordance with their terms, all written employment, change in control and severance agreements or other similar compensation plans between the Company or a Company Subsidiary and any employee, former employee or director, or any group of employees or directors, of the Company or Company Subsidiary in effect, or as approved by the Company Board prior to, or as of the date hereof. Parent shall pay or cause to be paid at the Closing all benefits that have accrued and are payable at Closing under the Company Benefit Plans and written employment, change in control and severance agreements or other similar compensation plans between the Company or a Company Subsidiary and any employee, former employee or director, or any group of employees or directors, of the Company or Company Subsidiary. Nothing in this Section 7.09 shall be construed to prevent Parent, the Surviving Company or any Company Subsidiary from (i) amending any severance plan (for the avoidance of doubt, other than items (a), (c), (d), (e) and (f) of Section 6.01(a)(iv)(1)(b) of the Company Disclosure Letter) at any time from and after the Effective Time provided that such amendments do not reduce the benefit available under the severance plan for a period ending twelve months following the Effective Time to a qualified participant as of the Effective Time, or (ii) suspending or terminating any severance plan beginning twelve months following the Effective Time.

(b)                                 From and after the Effective Time, Parent shall, and shall cause its Subsidiaries (including the Surviving Company and its Subsidiaries) to, provide to each employee of the Company and its Subsidiaries who is employed immediately following the Effective Time and who remains in the employ of Parent, the Company or any of its Subsidiaries after the Closing (each such individual, a “Continuing Employee”) (i) for a period of six months following the Closing Date, a base salary or wage rate and annual target bonus opportunity, as the case may be, that are no less favorable than the base salary or wage rate and annual target bonus opportunity, as the case may be, to which such Continuing Employee was entitled immediately prior to the Closing, (ii) for a period from Closing until the earlier of (x) six months following the Closing Date or (y) September 30, 2017, short term sales or incentive bonuses that are no less favorable than the short term sales or incentive bonuses to which such Continuing Employee was entitled immediately prior to the Closing and (iii) for a period of six months following the Closing Date, with employee benefits (excluding short term and long term cash or equity incentives) that are either (A) substantially similar, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time; or (B) with respect to Continuing Employees who become eligible to participate in existing benefit plans of Parent and its Subsidiaries during such period, such benefits as are provided to similarly situated employees of Parent and its Subsidiaries who participate in such plans.

(c)                                  From and after the Effective Time, Parent shall cause each Continuing Employee’s service with the Company and the Company Subsidiaries attributable to any period before the Effective Time to be recognized for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual or benefit levels other than with respect to vacation, paid time off and severance) under each employee benefit plan or program of Parent or any of its Subsidiaries (a “Parent Benefit Plan”) in which any such Continuing Employee becomes eligible to participate; provided, however, that Parent shall not be required to make any Continuing Employees eligible for any specific Parent Benefit Plan.

(d)                                 The provisions of this Section 7.09 are for the sole benefit of the parties to this Agreement and shall not create any right in any other person, including any Continuing Employee or beneficiary thereof.  Nothing in this Section 7.09 shall be construed to prevent Parent, the Surviving Company or any Subsidiary thereof from terminating the employment of any Continuing Employee at any time, or amending or terminating any Company Benefit Plan or Parent Benefit Plan.

(e)                                  As soon as reasonably practicable following the date of this Agreement, the Company shall take all action necessary (i) to ensure that no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time, (ii) with respect to any offering period in effect as of the date of this Agreement that is scheduled to end later than ten days before the Effective Time, to cause such offering period to end no later than ten days before the Effective Time, and (iii) for the Company ESPP to terminate in its entirety effective as of the Effective Time.

SECTION 7.10              Director Resignation.  The Company shall use reasonable best efforts to obtain the resignation of all of the members of the Company Board who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent) of each Company Subsidiary), which resignations shall be effective at, and contingent upon the occurrence of, the Effective Time.

SECTION 7.11              Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 7.12              Takeover Laws.  The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 7.13              Merger Sub; Company Subsidiaries.  Parent shall cause Merger Sub to comply with and perform all of its obligations under or relating to this Agreement.  The Company shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

SECTION 7.14              Notification of Certain Matters.  Parent and the Company shall each give prompt notice to the other party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving party from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such party) reasonably be expected to (A) prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement or (B) be material to Parent or the Company; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Merger and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (B) result in the failure of any condition to the Merger set forth in Article III to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.14 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 7.14 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the parties hereunder.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01              Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)                                 by mutual written consent of the Company and Parent;

(b)                                 by either the Company or Parent:

(i)                                     if the Merger is not consummated on or before the End Date.  The “End Date” shall mean November 30, 2017; provided, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party whose breach of this Agreement was the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before the End Date; provided, further, that, the End Date may be extended by mutual written consent of Parent and the Company;

(ii)                                  if the condition set forth in Section 3.01(c) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall not have breached its obligations pursuant to Section 7.03; or

(iii)                               if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(c)                                  by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, which would result in a failure of the conditions set forth in Section 3.02(a) or Section 3.02(b), as the case may be; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within thirty days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of any representation or warranty of the Company which would result in a failure of the conditions set forth in Section 3.03(a) or Section 3.03(b), as the case may be;

(d)                                 by the Company prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 6.02(d), provided that the Company pays the Termination Fee prior to or simultaneously with such termination (it being understood that the Company shall be required to enter into such definitive written agreement simultaneously with such termination of this Agreement);

(e)                                  by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, which would result in a failure of the conditions set forth in Section 3.03(a) or Section 3.03(b), as the case may be; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured within thirty days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of any representation or warranty of Parent which would result in a failure of the conditions set forth in Section 3.02(a) or Section 3.02(b), as the case may be;

(f)                                   by Parent prior to the Company Stockholder Approval, in the event that an Adverse Recommendation Change shall have occurred;

(g)                                  by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Sections 3.01 and 3.03 have been and remain satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied by actions taken at the Closing (provided that such conditions remain capable of being satisfied at the Closing)), (ii) the Company has notified Parent in writing that the Company is ready and willing to consummate the transactions contemplated by this Agreement (subject to the satisfaction of all the conditions set forth in Sections 3.01 and 3.03), and (iii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within three Business Days following the Company’s delivery of such notice (for the avoidance of doubt, it being understood that in accordance with the proviso in Section 8.01(b)(i), during such period of three Business Days following delivery of such notice, Parent shall not be entitled to terminate this Agreement pursuant to Section 8.01(b)(i)); or

(h)                                 by Parent in the event that (i) the Company shall have materially breached its obligations under Section 6.02 in a manner that has an adverse effect on the Parent or (ii) the Company shall have breached in any material respect its obligations under Section 7.01(d) by failing to call, give notice of, convene or hold the Company Stockholders Meeting in accordance with Section 7.01(d).

SECTION 8.02              Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the penultimate sentence of Section 7.02, the reimbursement and indemnification obligations of Parent pursuant to Section 7.07, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that no such termination shall relieve any party from any liability or damages for fraud or any Willful Breach of this Agreement.

SECTION 8.03              Fees and Expenses.

(a)                                 Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b)                                 The Company shall pay to Parent a fee in an amount equal to $65,000,000 (the “Termination Fee”) if:

(i)                                     the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f) or Section 8.01(h); or

(ii)                                  (A) an Alternative Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall otherwise become generally known to the public or any Person or “Group” shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), 8.01(b)(iii) or 8.01(e); and (C) within twelve months of such termination, the Company enters into a definitive Contract to consummate any Alternative Proposal or any Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.03(b)(ii)(C), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50.1%.

Any Termination Fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement (or simultaneously with such termination, in the case of termination pursuant to Section 8.01(d)) and (y) in the case of clause (ii) above, on the date of the first to occur of the events referred to in clause (ii)(C) above.

(c)                                  Parent shall pay the Company the Parent Termination Fee if either Parent or the Company terminates this Agreement pursuant to (x) Section 8.01(b)(ii) and the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law or results from a failure to obtain CFIUS Clearance or (y) Section 8.01(b)(i) and, in either case of clause (x) or (y), on the termination date the only conditions to Closing set forth in Article III that have not been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, which conditions would be capable of being satisfied at the Closing if the Closing Date were on the termination date) are the conditions set forth in Section 3.01(b) or Section 3.01(c) (but only if the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law or results from a failure to obtain CFIUS Clearance); provided, that the Parent Termination Fee shall not be payable to the Company if the Company’s breach of this Agreement was the primary cause of, or primarily resulted in, the failure of the conditions set forth in Section 3.01(b) or Section 3.01(c) to be satisfied.  The Parent Termination Fee due under this Section 8.03(c) shall be paid by wire transfer of same-day funds on the Business Day immediately following the date of termination of this Agreement.

(d)                                 In the event this Agreement shall be terminated by Parent or the Company pursuant to Section 8.01(b)(iii), the Company shall pay to Parent all costs and expenses reasonably incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $18,500,000 (the “Expense Reimbursement”); provided, however, that the maximum amount of the Expense Reimbursement shall be increased to $37,000,000 if this Agreement is terminated after the Equity Financing Consummation has occurred.  The payment of the Expense Reimbursement shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.03(b); provided that the Company shall be entitled to a credit against payment of the Termination Fee (without interest) in respect of any Expense Reimbursement previously paid.  Any Expense Reimbursement shall be paid to Parent by wire transfer of same-day funds within two Business Days following delivery to the Company of an invoice therefor if this Agreement is terminated pursuant to Section 8.01(b)(iii).

(e)                                  Each party acknowledges and agrees that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement.  Accordingly, if the applicable party fails promptly to pay the amount due pursuant to this Section 8.03, and, in order to obtain such payment, the other party commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, then in addition to such payment the failing party shall pay to the other party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing, or a lesser rate that is the maximum permitted by applicable Law.  The parties agree that, absent fraud or any Willful Breach of this Agreement by the Company, the payment of the Termination Fee, together with the Expense Reimbursement owed pursuant to Section 8.03(d) (which amount may be credited against the Termination Fee), shall be the sole and exclusive monetary remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable, and, upon payment of the Termination Fee by the Company and the acceptance of such Termination Fee by Parent, the Company, the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent and Merger Sub under this Agreement.  The parties agree that, absent fraud or any Willful Breach of this Agreement by Parent or Merger Sub, the payment of the Parent Termination Fee (together with the reimbursement and indemnification obligations of Parent pursuant to Section 7.07) shall be the sole and exclusive monetary remedy available to the Company with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable, and, upon payment of the Parent Termination Fee by Parent and the acceptance of such Parent Termination Fee by the Company, Parent, Merger Sub, Parent’s and Merger Sub’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to the Company under this Agreement.  Each of the parties hereto acknowledges that the Termination Fee and the Parent Termination Fee are not intended to be a penalty but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Termination Fee or the Parent Termination Fee, as applicable, are due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.  In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.  Notwithstanding the foregoing, nothing herein shall require Parent to accept the Termination Fee or the Company to accept the Parent Termination Fee, or forego their respective right to seek specific performance pursuant to Section 9.10.

ARTICLE IX

General Provisions

SECTION 9.01              Nonsurvival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time or after the termination of this Agreement and (b) those contained in this Article IX.

SECTION 9.02              Amendment.  This Agreement may be modified, amended or supplemented by the parties at any time before or after receipt of the Company Stockholder Approval only by written agreement of each of the parties hereto; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Law.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 9.03              Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement.  No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.04              Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 9.02 or an extension or waiver pursuant to Section 9.03 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof.  Termination of this Agreement prior to the

Effective Time shall not require the approval of the stockholders of either Parent or the Company.

SECTION 9.05              Definitions.  For purposes of this Agreement:

“Additional Consideration” means, if the Closing has not occurred by September 1, 2017 (the “Regulatory Approval Trigger Date”), and the only conditions to Closing set forth in Section 3.01 and Section 3.03 that have not been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, which conditions would be capable of being satisfied at the Closing if the Closing Date were on the termination date) are the conditions set forth in Section 3.01(b) or Section 3.01(c) (but only if the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law or results from a failure to obtain CFIUS Clearance) and the Company’s breach of this Agreement was not the primary cause of, or primarily resulted in, the failure of the conditions set forth in Section 3.01(b) or Section 3.01(c) to be satisfied, an amount (rounded down to the nearest whole penny) in cash equal to the product of (a) each calendar month that elapses during the period commencing on the Regulatory Approval Trigger Date and ending on the date immediately preceding the Closing Date and (b) $0.09, pro rated (based on the number of days elapsed) for the month in which the Closing occurs to the extent the Closing Date is not the last day of the month (the “Regulatory Approval Additional Consideration”).

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition in the United States or in any jurisdiction outside of the United States where the transaction must be notified to — and cleared and approved by — government regulators before it is legally permitted to be closed.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City or in Sydney.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means that any of the following shall have occurred: (i) the thirty day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the parties hereto shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such thirty day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties hereto shall have received written notice from CFIUS that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the transactions contemplated hereby; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement prepared by Parent, Merger Sub and the Company and submitted to CFIUS in accordance with the requirements of the DPA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company ESPP” means the Headwaters Employee Stock Purchase Plan.

“Company Intellectual Property” means any and all Technology and Intellectual Property Rights that are, or are purported to be, owned by or exclusively licensed to the Company or a Company Subsidiary.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, condition, change, event or development that, individually or in the aggregate, with all other facts, circumstances, occurrences, effects, conditions, changes, events or developments (i) has, or would reasonably be expected to have, a material adverse effect on or with respect to the business, assets, liabilities, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any fact, circumstance, occurrence, effect, condition, change, event or development to the extent arising from or related to (except, in the case of clauses (a), (b), (c), (d), (e), (f) or (i) below, to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries operate): (a) conditions affecting the United States or the global economy generally after the date hereof, (b) political conditions (or changes in such conditions) or acts of war (including any escalation or general worsening of any such acts of war), terrorism or similar event in the United States or any foreign jurisdiction where the Company and its Subsidiaries do business, occurring after the date hereof, (c) changes in the financial markets in the United States or any foreign jurisdiction where the Company and its Subsidiaries do business occurring after the date hereof, (d) changes in GAAP occurring after the date hereof, (e) changes in any Laws occurring after the date hereof, (f) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate occurring after the date hereof, (g) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Company Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), (h) the public announcement (including the identity of the parties hereto), pendency or consummation of the Merger or any transaction contemplated hereby (except this clause (h) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (i) the occurrence of any natural disasters, or (j) any action required by the terms of this Agreement (other than the Company’s compliance with its obligations under the first paragraph of Section 6.01(a)) or with the prior written consent or at the direction of Parent, shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; or (ii) would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Merger.

“Company Restricted Shares” means a restricted share of Company Common Stock issued under any Company Stock Plan.

“Company RSU” means any restricted stock unit granted under any Company Stock Plan.

“Company SAR” means any stock appreciation right granted under any Company Stock Plan.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the Amended and Restated Long Term Incentive Compensation Plan, the 2002 Stock Incentive Plan, the 2003 Stock Incentive Plan, and the 2010 Incentive Compensation Plan, but excluding the Director DCP.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading, (ii) the Company’s independent auditors have not withdrawn any audit opinion with respect to any audited financial statement contained in the Required Information, (iii) the financial statements included in the Required Information are, and remain throughout the Marketing Period, sufficiently current to permit a registration statement on Form S-1 to be declared effective on any date falling within the Marketing Period and (iv) (A) the financial statements and other financial information in such Required Information are sufficient for the Company’s auditors to deliver customary comfort letters, including customary negative assurance comfort, with respect to any such financial statements and other financial information in the Required Information, including customary negative assurances with respect to the period following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Information and (B) the Company’s auditors have delivered drafts of such customary comfort letters prior to the first day of any Marketing Period and have confirmed they are prepared to issue such comfort letters upon any pricing date occurring during the Marketing Period and customary bring-down letters, upon any subsequent closing date.

“Covered Personal Information” means the following information the Company and the Company Subsidiaries collect, use or disclose from or about an individual: (i) first and last name;

(ii) home or other physical address, including street name and city or town; (iii) email address or other online contact information, such as a user identifier or screen name; (iv) persistent identifier, such as IP address or machine I.D.; (v) telephone number, including home telephone number and mobile telephone number; (vi) physical location; or (vii) any other information from or about an individual consumer that alone or in combination with other information could be used to identify an individual or otherwise facilitate decisions regarding individuals.

“Director DCP” means the Headwaters Director Deferred Compensation Plan.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. App. 2170) and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“EBIT” means, with respect to any Person, the sum of (a) consolidated net income, determined in accordance with GAAP, plus (b) without duplication and to the extent deducted in determining such consolidated net income, the sum of (i) consolidated interest expense and (ii) consolidated income tax expense, in each case of such Person and its Subsidiaries.

“Equity Financing Consummation” means the issue of Parent’s securities under the institutional component of the Offer.

“Equity Interest” shall mean any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant,  right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing” means the financing contemplated by the Debt Financing pursuant to the terms and conditions of the Commitment Documents (including the fee letter referred to therein) together with the financing contemplated by the Underwriting Agreement pursuant to the terms and conditions of the Underwriting Agreement.

“Financing Sources” means the Persons that have committed to provide, are arrangers, initial purchasers, underwriters, agents, lenders or other entities (other than Parent or any of its Subsidiaries) under or with respect to, or otherwise entered into agreements in connection with, the Commitment Documents, the Underwriting Agreement or  any Alternate Financing in connection with the Merger, and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their Affiliates’ Representatives involved in the Financing or Alternate Financing and their successors and assigns.

“ICA” means the Investment Canada Act (Canada) R.S.C., 1985, c.28 (1st Supp.), as amended, and any regulations issued thereunder.

“ICA Clearance” means either (i) 45 days shall have elapsed from the date of certification of completeness of a notification under Part III of the ICA filed by Parent and the Minister of Innovation, Science and Economic Development has not sent to Parent a notice under subsection 25.2(1) of the ICA and the Governor in Council has not made an order under subsection 25.3(1) of the ICA in relation to the transactions contemplated in this Agreement; or (ii) if such a notice has been sent or such an order has been made, Parent has subsequently received (A) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the transactions contemplated herein on grounds of national security will not be made, (B) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transactions or (C) a copy of an order under paragraph 25.4(1)(b) of the ICA authorizing the transactions contemplated in this Agreement.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) the deferred and unpaid purchase price of assets, services or securities (including earn outs and, in each case, other than ordinary trade accounts payable incurred in the ordinary course of business consistent with past practice), (v) all obligations, under acceptance, letter of credit, surety bonds, reimbursement obligations owed to sureties or bonding companies or similar facilities, in each case, to the extent drawn down or funded, (vi) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (vii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person, (viii) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or financial covenants of others or to purchase any other Person’s Indebtedness of the type referred to in any other clause of this definition or any security therefor, (ix) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), or (x) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Rights” means (i) all trademarks, service marks, trade dress, design marks, logos, trade names, domain names, brand names and corporate names, whether registered or unregistered, together with all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (ii) rights in all inventions and designs (whether patentable or unpatentable and whether or not reduced to practice), and in all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (iii) all copyrights, copyright registrations, copyright registration renewals and copyright applications, including rights in all artwork, photographs, websites, advertising and promotional materials and computer software, and “moral” or “economic” rights, (iv) all trade secrets and rights in confidential business information (including rights in ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information), (v) all other rights in all of the foregoing, including such rights as are provided by treaties, conventions and common law, (vi) rights in any library of historical examples of products, as well as the CAD systems with historical data and information relating to such product lines and (vii) all rights to pursue, recover and retain damages and costs and attorneys’ fees for past, present and future infringement of any of the foregoing.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Company’s Knowledge, the actual knowledge of the officers of the Company set forth in Section 9.05 of the Company Disclosure Letter, after making reasonable inquiry consistent with the Person’s position in the ordinary course of business and, in the case of Parent’s and Merger Sub’s Knowledge, the actual knowledge of the officers of Parent set forth in Section 9.05 of the Parent Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign, multi-national or other law, statute, constitution, principle of common law, ordinance, code, decree, order, directive, judgment, rule, regulation, ruling, policy or requirement of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof throughout and at the end of which (inclusive of each Business Day starting with the first Business Day and through and ending on the last Business Day of such period) Parent shall have the Required Information and such Required Information is Compliant (or such earlier date as Parent may specify in writing to the Company for the commencement of the Marketing Period); provided that if the Company shall in good faith reasonably believe it has provided the Required Information, or, after consultation with Parent, determines that all or a portion of the Required Information will not be required in connection with the Financing, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery or that a portion of the information is not required), in which case the Company shall be deemed to have complied with the foregoing requirements and the Marketing Period shall be deemed to commence on the Business Day such notice was delivered unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within two Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered); provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, the Company has stated its intent to, or determines to, restate its or any of the Company Subsidiaries’ historical financial statements included in the Required Information or any such restatement is under consideration, or otherwise states or determines that any financial statements of the Company or any of the Company Subsidiaries included in the Required Information can no longer be relied upon, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statement has been amended or the Company has indicated that it has concluded that no restatement shall be required in accordance with GAAP or for a non-reliance that the applicable Required Information has been amended and updated such that it can be relied upon; provided, however, that the Marketing Period shall end on any earlier date that is the date on which the full amount of the proceeds of the Financing or any Alternate Financing are obtained.  Notwithstanding anything to the contrary herein, if the Marketing Period has not ended prior to December 19, 2016, it shall be deemed not to have commenced until after January 2, 2017; provided that such period shall not consider November 24, 2016 through November 25, 2016 as Business Days (it being understood that any period including such dates shall be deemed consecutive for purposes of the foregoing).

“NYSE” means the New York Stock Exchange.

“Parent Material Adverse Effect” means any fact, circumstance, occurrence, effect, condition, change, event or development that, individually or in the aggregate, with all other facts, circumstances, occurrences, effects, conditions, changes, events or developments would, or would reasonably be expected to, prevent, materially delay or materially impair Parent or Merger Sub from consummating the Merger.

“Parent Termination Fee” means a fee of $75,000,000.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of Law or otherwise incurred in the ordinary course of business consistent with past practice, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and the Company Subsidiaries as currently conducted, (iv) non-exclusive licenses of rights in Intellectual Property Rights made in the ordinary course of business consistent with past practice, (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings, (vi) deposits made in the ordinary course of business consistent with past practice to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business consistent with past practice, (vii) Liens in favor of customs and revenue authorities arising as a matter of Law and in the ordinary course of business consistent with past practice to secure payment of customs duties in connection with the importation of goods, (viii) Liens resulting from securities Laws, (ix) Liens created by any of the Material Contracts, (x) Liens on the interests of the landlords under the Company Leases, (xi) any matter disclosed in a title insurance policy, title commitment or survey delivered by the Company or any Company Subsidiary to Parent under Section 4.15(a),  (xii) Liens incurred in the ordinary course of business consistent with past practice in connection with any purchase money security interests, equipment leases or similar financing arrangements, and (xiii) Liens that do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or any Company Subsidiary of such property.

“Person” means any natural person, firm, corporation (including not-for-profit corporations), partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any of its other subsidiaries), owns, directly or indirectly, (A) an amount of the voting interests sufficient to appoint or elect a majority of the board of directors or other persons performing similar functions or (B) if there are no such voting interests, a majority of the equity interests therein.

“Tax” means any income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital gains, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added tax or any other tax of any kind whatsoever, custom, tariff, impost, levy, duty (including any customs duty), deficiency or fee or other like assessment or charge of any kind imposed, assessed or collected by or under the authority of a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means any return (including any information return), declaration, statement, report, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to Taxes.

“Technology” means any or all of the following: (A) works of authorship, including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, websites, architecture diagrams, documentation, designs, files and records; (B) inventions (whether or not patentable), discoveries and improvements; (C) proprietary and confidential information, trade secrets and know how; (D) databases, data compilations and collections and data (including technical data); (E) tools, methods and processes; and (F) any and all instantiations or embodiments of the foregoing in any form or media.

“Willful Breach” means a breach of, or failure to perform any of the representations, warranties, covenants or other agreements contained in, this Agreement, that is a consequence of an act or omission undertaken by the breaching or non-performing party with the knowledge (or in cases where such party should reasonably have had knowledge) that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of, or material failure of performance under, this Agreement.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 9.06              Interpretation.  When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require.  Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.  References to a Person are also to its permitted successors and assigns.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SECTION 9.07              Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)                                 if to the Company, to:

Headwaters Incorporated
10701 South River Front Parkway, Suite 300

South Jordan, Utah 84095

Attention:                                         Harlan M. Hatfield, General Counsel

E-mail:                                                        hhatfield@headwaters.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero, 22nd Floor

San Francisco, California 94111
Attention:                                         David E. Lillevand

E-mail:                                                        David.Lillevand@pillsburylaw.com

(b)                                 if to Parent or Merger Sub, to:

Boral Limited
Boral Corporate

Level 3

40 Mount St., North Sydney NSW 2060
Attention:                                         Damien Sullivan

Dominic Millgate

E-mail:                                                        Damien.Sullivan@boral.com.au

Dominic.Millgate@boral.com.au

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:                                         Peter D. Serating

June S. Dipchand

E-mail:                                                        Peter.Serating@skadden.com

June.Dipchand@skadden.com

SECTION 9.08              Governing Law.  THIS AGREEMENT AND ANY LITIGATION IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER AT LAW OR IN EQUITY, AND WHETHER IN CONTRACT OR TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE.

SECTION 9.09              Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, delegated or transferred, directly or indirectly, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned Subsidiary of Parent without the consent of the Company; provided, further, that Parent may assign its rights under this Agreement in connection with any sale or transfer of equity securities of, or any merger, consolidation, change of control or other business combination involving, Parent provided that such assignment does not relieve Parent of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10              Specific Enforcement; Jurisdiction; Venue.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby.  It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each party further agrees that service of any process, summons, notice or document on the agent for service in the United States as designated by Parent or the Company, as applicable, shall be deemed to be effective service of process in the courts described in this Section 9.10 for any legal proceeding brought by the Company against Parent or Parent against the Company, as applicable, in such courts arising out of or relating to this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 9.11              Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.12 with respect thereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.13              Counterparts.  This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.14              Entire Agreement; No Third-Party Beneficiaries.  This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) except for Section 7.05, is not intended to confer upon any Person other than the parties hereto any rights or remedies.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

HEADWATERS INCORPORATED

By:	/s/ Kirk Benson
Name:	Kirk Benson
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

BORAL LIMITED

By:	/s/ Michael Patrick Kane
Name:	Michael Patrick Kane
Title:	CEO & Managing Director

ENTERPRISE MERGER SUB, INC.

By:	/s/ Oren Post
Name:	Oren Post
Title:	VP Finance & CFO

[Signature Page to Merger Agreement]